UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

ESPERANZA SILVER CORPORATION

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

9th Floor, 570 Granville Street, Vancouver, British Columbia, Canada  V6C 3P1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                             22,604,865

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 59

#

ESPERANZA SILVER CORPORATION

FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

Part I

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	58
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	58
Item 15.	Controls and Procedures	58
Item 16.	Reserved	58
Item 16A.	Audit Committee Financial Expert	58
Item 16B.	Code of Ethics	58
Item 16C.	Principal Accountant Fees and Services	58
Item 16D.	Exemptions from the Listing Standards for Audit Committee	58
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	58

Part III

Item 17.	Financial Statements	59
Item 18.	Financial Statements	59
Item 19.	Exhibits	59

INTRODUCTION

Esperanza Silver Corporation (“Esperanza” , the “Company” or the “Issuer”) was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company known as “International Mahogany Corp.”

Magellan was incorporated under the British Columbia Act on May 4, 1983. Goldsil was incorporated under the British Columbia Company Act on May 18, 1983.  Mahogany was incorporated under the British Columbia Company Act on March 17, 1980 as “Mahogany Mining Company Ltd.” and changed its name to “Mahogany Mineral Resources Inc.” on November 10, 1981. On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as “Mahogany Mineral Resources Inc.”. On September 8, 1988 Mahogany changed its name to “International Mahogany Corp.”.

Effective June 2, 2000 the Issuer consolidated its common shares on the basis of 10 old shares for one new share and the name of the Issuer was changed to “Reliant Ventures Ltd.”. On May 29, 2003 the name of the Issuer was changed to “Esperanza Silver Corporation.

BUSINESS OF ESPERANZA SILVER CORPORATION

Esperanza Silver Corporation is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Issuer’s properties. The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of developing any commercial mines or sites. The Issuer has not reported any revenue from operations since incorporation. As such, the Issuer is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, principally in ITEM #$, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/01/2004 the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

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Name	Age	Date First Elected of Appointed

William J. Pincus (1) (3)	50	September 30, 2002
Brian E. Bayley (1) (4)	51	December 14, 1999
Michael H. Halvorson (5)	59	April 8, 2003
Robert A. Quartermain (2) (6)	49	September 30, 2002

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(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

(3)

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

(4)

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

(5)

9th Floor, 570 Granville Street, Vancouver, B.C. V6C 3P1

(6)

1180 – 999 West Hastings Street, Vancouver, B.C. V6C 2W2

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/01/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

William J. Pincus, President & CEO	50	September 30, 2002
Kim Casswell, Corporate Secretary	47	April 2, 2004
William Bond, Vice President	52	August 1, 2003

______________________________________________________________________________

______________________________________________________________________________

Mr. Pincus’s business functions, as President of the Company and Chief Executive Officer, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Ms. Casswell’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Ms. Caswell may delegate all or part of her duties as Corporate Secretary to a nominee from time to time.

Mr. Bond’s business functions, as Vice President Exploration, include responsibility for overseeing all of the Issuer’s exploration efforts. This includes hiring additional consultants to assist in exploration efforts; planning future exploration work on the Issuer’s mineral properties; assessing exploration reports; and, budgeting exploration expenses. Mr. Bond reports directly to Mr. Pincus.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

                             Northwest Law Group

                             Contact: Michael Provenzano

                             1055 West Georgia Street

                             Suite 1880

                             Vancouver, British Columbia V6E 3P3

                             Telephone: 604-687-5792

                             Facsimile: 604-687-6650

The Company’s bank is:       Bank of Montreal

                             First Bank Tower, Bentall 3

                             595 Burrard Street

                             Vancouver, British Columbia V7X 1L7

                             Contact: Colleen Saimoto

                             Telephone: 604-665-2602

                             Facsimile: 604-668-1450

1.C Auditors

The Company’s auditor is:    De Visser Gray, Chartered Accountants

                             401 – 905 West Pender Street

                             Vancouver, B.C. CANADA V6C 1L6

                             Telephone: 604-687-5447

                             Facsimile: 604-687-6737

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

         --- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2003/2002/2001 ended December 31st was derived from the financial statements of the Company that have been audited by De Visser Gray, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.  The selected financial data of the Company for Fiscal 2000/1999 ended December 31st was derived from the financial statements of the Company that were audited by De Visser Gray, independent Chartered Accountants; these financial statements are not included herein.

The selected financial data as at and for the three-month periods ended 3/31/2004 and 3/31/2003 have been derived from the unaudited financial statements of the Issuer, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	3 Months	Year	Year	Year	Year	Year
CANADIAN GAAP	Ended 03/31/04	Ended 03/31/03	Ended 12/31/03	Ended 12/31/02	Ended 12/31/01	Ended 12/31/00	Ended 12/31/99

Revenue	$9	Nil	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($134)	($127)	($837)	($212)	($70)	($102)	($172)
Basic Income (Loss) Per Share	($0.01)	($0.01)	($0.05)	($0.01)	($0.00)	($0.01)	($0.01)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Wtg. Avg. Shares (000)	22.2	14.6	15,622	14,558
Period-end Shares			21,900	14,558	14,558	10,458	104,579

Working Capital	$989	$1,068	$1,068	$439	$652	$722	$209
Mineral Properties	$6,337	$6,209	$6,209	None	None	None	None
Long-Term Debt	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Capital Stock	$7,330	$7,277	$7,277	$440	$652	$722	$214
Shareholders’ Equity (Deficit)	$7,281	$7,181	$7,181	$423	$644	$712	($619)
Total Assets	$7,379	$7,373	$7,373	$457	$660	$731	$1,047

US GAAP	N/A	N/A
Net Loss	N/A	N/A	($7,045)	($212)	($70)	N/A	N/A
Loss Per Share	N/A	N/A	($0.47)	($0.01)	($0.00)	N/A	N/A
Mineral Properties	N/A	N/A	Nil	Nil	Nil	N/A	N/A
Shareholders’ Equity	N/A	N/A	$1,068	$440	N/A	N/A	N/A
Total Assets	N/A	N/A	$1,164	$457	N/A	N/A	N/A

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 12/31/2003 under US GAAP was

     ($7,429,117).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended December 31st, the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided along with the data for the fiscal quarters ended 3/31/2004 and 3/31/2003.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

April 2004		1.37	1.31	1.37
March 2004		1.35	1.31	1.31
February 2004		1.34	1.31	1.34
January 2004		1.33	1.27	1.33
December 2003		1.34	1.30	1.29
November 2003		1.33	1.30	1.30

Fiscal Quarter Ended 3/31/2004	1.33	1.35	1.27	1.31
Fiscal Quarter Ended 3/31/2003	1.50	1.58	1.47	1.53

Fiscal Year Ended 12/31/2003	1.39	1.58	1.29	1.29
Fiscal Year Ended 12/31/2002	1.57	1.61	1.51	1.58
Fiscal Year Ended 12/31/2001	1.55	1.60	1.49	1.59
Fiscal Year Ended 12/31/2000	1.50	1.56	1.44	1.50
Fiscal Year Ended 12/31/1999	1.49	1.53	1.44	1.44

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2004.  As of 3/31/2004, the Company has cash and cash equivalents totaling $950,544.  The Company has no significant debt outstanding as of 3/31/2004 and had issued and outstanding common shares of 22.5 million.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
22,483,065 shares issued and outstanding	$7,330,256
Retained Earnings (deficit)	($1,354,346)
Net Stockholders’ Equity	$7,281,289
TOTAL CAPITALIZATION	$7,330,256

Stock Options Outstanding (At May 1, 2004):	1,150,000
Warrants Outstanding (May 1, 2004):	5,532,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D.  Risk Factors

Cumulative Unsuccessful Exploration Efforts By Esperanza Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Esperanza in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Esperanza having to cease operations.

Esperanza Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Esperanza has an interest or the concessions in which Esperanza has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Esperanza does not ultimately find a body of ore, it would have to cease operations.

Mineral Prices May Not Support Corporate Profit for Esperanza:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist, Esperanza could have to cease operations.

Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the development stage, according to U.S. Gaap, is ($7,429,117). The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

Esperanza currently has 1,230,000 share purchase options outstanding and 7,240,000-share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 21,900,065 (as of May 1, 2004) to 30,370,605.  This represents an increase of 38% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Esperanza to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Mexican, Bolivian and Peruvian Federal and state governmental authorities.   Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Esperanza to cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in Esperanza Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Esperanza may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Esperanza to cease operations.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Esperanza And Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Esperanza is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Esperanza’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Esperanza’s growth will depend, on the efforts of its Senior Management, particularly its President, William Pincus; its Vice President, Mr. William Bond; and, its Corporate Secretary Ms. Kim Casswell. The issuer also relies on Mr. Robert Quartermain, a member of the Board of Directors, for advice pertaining to exploration work. In the area of capital issues, the Issuer relies on both Brian Bayley and Michael Halvorson because of their expertise in this area. Loss of these individuals could have a material adverse effect on the Company.  Esperanza has no key-man life insurance with the Senior Officers or the Directors. Esperanza does have a consulting agreement with William Pincus, the President/CEO and a Director of the Issuer.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Esperanza’s Stockholders

Because the success of Esperanza is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 1,230,000 share purchase options outstanding, which, if exercised, would result in an additional 1,230,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Esperanza Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Esperanza.  The Issuer is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Esperanza is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Issuer’s executive office is located at:

   9th Floor, 570 Granville Street

   Vancouver, British Columbia, Canada  V6C 3P1

   Telephone: (604) 685-2242

   Facsimile: (604) 688-1157.

   Website: www.esperanzasilver.com

   Email: kcasswell@explgp.com

The contact person is: Mr. William Pincus, President and Chief Executive Officer.

The Issuer's fiscal year ends December 31st.

The Issuer's common shares trade on the TSX Venture Exchange under the symbol: “EPZ”.

The Issuer has 100,000,000 common shares without par value authorized.  At 12/31/2003, the end of the Company's most recent fiscal year, there were 21,900,065 common shares issued and outstanding. At 3/31/2004, the end of the Company’s most recently completed fiscal quarter; there were 22,483,065 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Esperanza Silver Corporation (“Esperanza” or the “Issuer”) was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company knows as “International Mahogany Corp.”

Magellan was incorporated under the British Columbia Act on May 4, 1983. Goldsil was incorporated under the British Columbia Company Act on May 18, 1983.  Mahogany was incorporated under the British Columbia Company Act on March 17, 1980 as “Mahogany Mining Company Ltd.” and changed its name to “Mahogany Mineral Resources Inc.” on November 10, 1981. On July 7, 1987 Mahogany amalgamated with Canadian Premium Resource Corporation into one company known as “Mahogany Mineral Resources Inc.”. On September 8, 1988 Mahogany changed its name to “International Mahogany Corp.”.

Effective June 2, 2000 the Issuer consolidated its common shares on the basis of 10 old shares for one new share and the name of the Issuer was changed to “Reliant Ventures Ltd.”. On May 29, 2003 the name of the Issuer was changed to “Esperanza Silver Corporation.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement (1)	82,000,000	$758,000
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants (2)	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option (3) Private Placement (4) Private Placement (5) Issued for property (6)	25,000 2,140,000 1,100,000 4,000,000	$6,250 $535,000 $935,000 $4,200,000
Fiscal 2004 (YTD)	Exercise of Share Purchase Warrants (7)	468,000	$187,011

(1)

This private placement consisted of the sale of 82,000,000 units (pre-split) at a price of $0.01 per unit. Each unit consisted of one common share (pre-split) and one share purchase warrant. Each share purchase warrant was convertible into an additional common share (pre-split) at a cost of $0.015 for one year.

(2)

On December 30, 2000, the holder of 4,100,000 share purchase warrants exercised these warrants at a price of $0.15 per share and paid the proceeds to the Issuer immediately subsequent to the Issuer’s December 31, 2000 year end, when the 4,100,000 common shares were issued.

(3)

The Issuer entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”), an unrelated private company, dated May 7, 2003, whereby the Issuer has the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project located in Moulas State, Mexico.

(4)

This private placement consisted of the sale of 2,140,000 units. Each unit consisted of one common share and one share purchase warrant. The warrants were exercisable until 08/18/2005 for a price of $0.40 per share.

(5)

This private placement consisted of the sale of 1,100,000 units at a price of $0.85 per unit. Each unit consisted of one common share and one share purchase warrant entitling the holder to purchase a further share at a price of $1.25 until November 24, 2004 and at a price of $1.50 until November 24, 2005. These share purchase warrants provide that the Issuer may require their exercise if, after the expiry of all resale restrictions, the closing price of the Issuer’s shares, for more that 20 consecutive trading days, is greater than $1.75 per share in the first year or $2.00 in the second year.  Finder’s feel of 8% was paid in units, at a deemed price of $0.85 per unit, to certain finders in consideration of their efforts in locating investors.  The shares and any shares issued on exercise of the warrants are subject to restrictions on transfer for a period of four months from closing. (77,200 finder’s warrants were also issued.)

(6)

On December 23, 2003, the Issuer acquired from General Minerals Corporation Limited, an unrelated public company, all of the outstanding common shares of its wholly-owned subsidiary, Compania Mineral General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one additional common share for $1.05 until December 23, 2005. The Issuer also paid U.S.$153,000 in cash consideration in connection with the acquisition. (For a description of the net assets acquired and the consideration given for the net assets acquired, see Note 3 to the Audited Financial Statements for December 31, 2003 and 2002.

(7)

These share purchase warrants were exercised pursuant to the private placement described in (4) above.

Capital Expenditures

Fiscal Year

Fiscal 1999	Nil
Fiscal 2000	Nil
Fiscal 2001	Nil
Fiscal 2002	Nil
Fiscal 2003	Nil

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

Prior to 1999, the Issuer was engaged in the exploration of mineral properties. The Issuer was inactive from 1999 until October 16, 2002 when it announced the appointment of William Pincus as President/CEO and Director and the election to the Board of Directors of Robert Quartermain. At that time, the Issuer announced that it would seek to obtain and explore mineral properties in Mexico, Peru, Bolivia and elsewhere. The Issuer also planned to concentrate its exploration efforts for silver prospects.

On April 8, 2003, the Issuer announced that it had reached an agreement to acquire the Esperanza Silver/Gold exploration project from Recursos Cruz del Sur, S.A. de C.V., an unrelated private company. On May 16, 2003, the Issuer announced that it had entered into a formal option agreement to acquire the interest in this property.

Also on May 16, 2003, the Issuer changed its name from Reliant Ventures Ltd. to Esperanza Silver Corporation.  The Issuer also completed the private placement financing from which it raised $535,000. These funds were used for exploration work on the Esperanza Project, new project generation and general corporate purposes.

On August 18, 2003, the Issuer began trading on the TSX Venture Exchange under the trading symbol, “EPZ”.

On September 22, 2003, the Issuer announced that it had reached an agreement to purchase a 100% interest in the Atocha Project from General Minerals Corporation Limited. The terms of this acquisition are disclosed above under Item 4. Financings.

On November 24, 2003, the Issuer announced that it had completed a private placement whereby it raised $935,000. The proceeds from this private placement were, and continue to be, utilized for general corporate purposes and for the acquisition and exploration of the Atocha Property.

On December 15, 2003, the Issuer signed an option-to-purchase agreement pertaining to the Flor de Loto project. The terms of this agreement call for the Issuer to pay a total of U.S.$585,000 for its interest in this property.

On December 23, 2003, the Issuer acquired from General Minerals Corporation Limited, an unrelated public company, all of the outstanding common shares of its wholly-owned subsidiary, Compania Mineral General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one additional common share for $1.05 until December 23, 2005.  The Issuer also paid U.S. $153,000 in cash consideration in connection with the acquisition. (For a description of the net assets acquired and the consideration given for the net assets acquired, see Note 3 to the Audited Financial Statements for the Years Ended December 31, 2003 and 2002.

During Fiscal 2004, to date, the Issuer has concentrated the majority of its efforts on exploration work on both the Atocha property and the Esperanza Silver/Gold property. The Issuer did enter into an option agreement to purchase an exploration project in Peru called the Estrella.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. Further evaluation will be required on each property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $989,294 at 3/31/2004.

Use of Funds for Fiscal 2004/2005

During Fiscal 2004 and Fiscal 2005, respectively, the Issuer estimates that it might expend $700,000 and $800,000 on general/administrative expenses including property evaluation costs prior to acquisition ..  During Fiscal 2004 and Fiscal 2005 respectively, the Issuer estimates that it might expend $700,000 and $800,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past five fiscal years.

At 12/31/2003, the Issuer’s assets were located in Canada; Mexico; Peru and Bolivia. At 12/31/2002 and 12/31/2001 all of the Issuer’s assets were located in Canada.

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Issuer was formed by the amalgamation under the British Columbia Act on December 1, 1990 of Magellan Resources Corp. (“Magellan”), Goldsil Resources Ltd. (“Goldsil”) and International Mahogany Corp. (“Mahogany”) into one company knows as “International Mahogany Corp.”

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 750 sq. ft. at 570 Granville Street, 9th Floor, Vancouver, British Columbia CANADA V6C 3P1.  The Issuer began occupying these facilities on April 1, 2004.  Monthly rent is $1,500.

The Issuer’s mineral properties are located in the following areas:

a.

The Atocha property is located in Bolivia,

b.

The Estrella project and the Flor de Loto project are located in Peru,

c.

The Esperanza Gold/Silver property is located in Mexico.

It is important to note that even if the Issuer completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit (a reserve) on the property.

1. The Esperanza Property

The Esperanza Property is without known reserves and the work being done by the Issuer is exploratory in nature. The Issuer’s interest in the Esperanza Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The property is currently owned by Recursos Cruz del Sur S.A. de C.V., (Recursos or the “vendor”) an unrelated Mexican corporation.  Esperanza entered into an option agreement whereby it can acquire a 100 percent ownership interest subject to a 3 percent Net Smelter Return Royalty by making payments totalling US $105,000, issuing 170,000 shares over 4 years with a balloon payment of US $1,895,000 due on the 5th anniversary of the agreement and completing US $225,000 in expenditures in the initial two years.

Location

The property, centred at 18O46’N, 99O16’W, is located 80 kilometres south of Mexico City, and 12 kilometres from Cuernavaca in the State of Morelos.

Mexico City
Esperanza
Cuernavaca
Temixco
Emiliano Zapata
Esperanza
Xochitepec
Alpuyeca
138
95
11
Mexico City
Toluca
Mexico
D.F.
Morelos
Cuernavaca
Esperanza
Taxco
Iguala
Puebla
Guerrero
Chilpancingo
Legend
State boundary
Toll highway
Paved highway
Road, gravel
Mining district, prospect
City, town, village

Reliant Ventures Ltd.		Location Map La Esperanza	
Drawn: TDS	App'd:	Date: Mar 24, 03	Figure: 1

Project No.: Revision No.:

#

Accessibility, Climate, Infrastructure and Physiography

Access to the property is by paved road to 7 kilometres north of Alpuyeca along Morelos Highway 55 to where a dirt road turns off to the landfill, and then continues 2.75 kilometres onto the property.  The road is passable year round by 2-wheel drive vehicles.

Topography is relatively rugged, varying from 1,100 to 1,450 metres.  Outcrop exposure is excellent on the slopes of the hills and float is abundant on the flats.  Vegetation in the form of trees and shrubs is extensive in the wet season that occurs from June to October.  It is possible to work on the property year round.

Workers are available at the village of Tetlama and Cuernavaca; a city of over 1 million people provides all supplies and services that might be required.

History and Previous Work

Mineralization at La Esperanza is found along the contact where a series of igneous rocks have intruded a limestone unit. This mineralization is commonly known as skarn. There are old shafts and pits in the area but their age is unknown.  There is a collapsed adit which, based on the size of the dump, appears to extend under the known surface mineralization.  A small operation is believed to have operated in the 1970’s when several adits were driven on narrow high-grade quartz veins.  Any production was insignificant.  Several older pits and shafts have explored the skarn zones. The caved adit at the north end of the intrusive may be related to the 1970’s operation.

Recursos carried out reconnaissance geology in 1993 and acquired an exploration concession over the area in 1994.  Rock chip sampling and geological mapping were carried out in 1994 and in late 1995 the property was optioned to Teck Cominco Ltd. (Teck), an unrelated public company.  Teck carried out line cutting, surface mapping and rock chip sampling, trenching, airborne magnetic and radiometric surveys, and a limited Induced Polarization Survey in 1996.

Teck cleaned and sampled the old trenches A to F, in addition to excavating four new trenches, J to M, in an area of skarn alteration.  Teck took a total of 184 grab and channel samples.

In 1998 Teck completed four diamond drill holes totalling 822 metres. Teck returned the property to Recursos in 1998.

Prior to the expiry date of the exploration concession in 2000, Recursos applied for an exploitation concession that was granted on March 5, 2002.

Recursos carried out two programs of rock chip sampling in 1994 and 2002.  A total of 118 samples were taken from outcrop and float.

In 2002 Geo Associados S.A. de C.V. completed 20 kilometres of gradient time domain Induced Polarization and Resistivity surveys for Recursos.  The survey extended the previous geophysical survey to the north and south.  The lines cross the east and west contact zones at a good angle but are parallel to the north and south areas.

The 1997 survey indicates that the interpreted anomalies are at a depth of 200-300 metres and the 2002 survey was designed to look at similar depths.

Total expenditures are reported to be US $272,500 expended by Teck and US $94,000 expended by Recursos.

2004 Activities

During the first Quarter the Company has conducted a program of surface exploration including mapping, trench cleaning and resampling and geochemical sampling.

Rock samples obtained from the trenches define a zone of mineralization in an area that was exploited on a very small scale in the past.  Little is known about the historic mining in the region although several shallow shafts and tunnels attest to this previous small scale activity. The following sample results reflect mineralization associated with approximately 200 meters of strike length along this zone (Trenches A thru F).  This area, referred to as Target 1, is the most well defined zone of mineralization on the property thus far.

Preliminary results for the current exploration program are included in the following table.

Target 1 Sample Results
Sample	Location	Width Meters	Au ppm	Ag ppm	Zn ppm	Pb ppm	Zn %	Pb %
SE-116	Trench A	2.0	0.032	26.7	>10000	38	1.230	0.004
SE-117	Trench A	2.0	0.032	34.8	>10000	43	2.510	0.004
SE-118	Trench A	2.0	0.012	170.0	>10000	99	1.560	0.010
SE-119	Trench A	2.0	0.005	133.0	>10000	772	2.860	0.077
SE-120	Trench A	1.5	0.016	483.0	1885	6490	0.189	0.649
SE-121	Trench A	1.5	0.013	111.0	1625	1000	0.163	0.100
SE-122	Trench A	1.5	0.016	41.4	1715	557	0.172	0.056
SE-123	Trench A	2.0	0.014	108.0	1970	1385	0.197	0.139
SE-124	Trench A	2.5	0.012	52.1	>10000	578	1.090	0.058
SE-125	Trench A	2.5	0.09	21.8	4080	134	0.408	0.013
SE-126	Trench B	2.0	2.89	12.0	1890	40	0.189	0.004
SE-127	Trench B	2.0	0.216	15.8	7790	68	0.779	0.007
SE-128	Trench B	2.0	0.226	17.2	2270	335	0.227	0.034
SE-129	Trench B	1.5	0.026	204.0	1945	1860	0.195	0.186
SE-130	Trench B	1.0	0.012	376.0	>10000	6220	1.140	0.622
SE-131	Trench B	1.5	0.03	527.0	5880	8560	0.588	0.856
SE-132	Trench B	1.5	0.009	57.5	6540	1730	0.654	0.173
SE-133	Trench B	2.0	0.019	415.0	>10000	>10000	2.050	2.740
SE-134	Trench B	2.5	0.027	96.5	1865	2330	0.187	0.233
SE-135	Trench B	2.0	0.013	20.1	>10000	764	1.260	0.076
SE-136	Trench B	2.0	0.02	89.9	3350	400	0.335	0.040
SE-139	Trench D	3.0	0.006	100.0	333	376	0.033	0.038
SE-140	Trench D	3.0	0.009	12.4	194	92	0.019	0.009
SE-141	Trench D	4.0	0.039	4.7	190	72	0.019	0.007
SE-142	Trench D	3.0	0.014	7.0	169	91	0.017	0.009
SE-143	Trench D	4.0	0.015	10.6	154	159	0.015	0.016
SE-144	Trench D	5.0	0.021	2.8	209	73	0.021	0.007
SE-145	Trench D	5.0	0.216	8.0	288	120	0.029	0.012
SE-146	Trench D	3.0	<0.005	63.5	594	277	0.059	0.028
SE-147	Outcrop D'	3.5	0.012	103.0	5570	2080	0.557	0.208
SE-148	Outcrop D'	2.6	0.013	94.5	>10000	5420	1.360	0.542
SE-149	Outcrop D'	4.0	0.007	13.4	8410	284	0.841	0.028
SE-150	Outcrop D'	3.3	0.007	30.5	4450	142	0.445	0.014
SE-151	Trench E	3.0	0.026	13.6	600	198	0.060	0.020
SE-152	Trench E	3.0	0.013	20.0	483	85	0.048	0.009
SE-153	Trench E	3.0	0.008	64.7	329	212	0.033	0.021
SE-154	Trench E	3.0	0.022	171.0	459	882	0.046	0.088
SE-155	Trench E	5.0	0.008	90.5	194	281	0.019	0.028
SE-156	Outcrop E'	2.3	<0.005	264.0	970	1120	0.097	0.112
SE-157	Outcrop E'	2.5	0.016	129.0	1370	673	0.137	0.067
SE-159	Trench F	3.0	0.005	69.7	971	902	0.097	0.090
SE-160	Trench F	3.0	<0.005	3.2	520	37	0.052	0.004
SE-161	Trench F	3.0	0.09	4.0	1150	48	0.115	0.005
SE-162	Trench F	2.0	0.016	19.6	4410	908	0.441	0.091
SE-163	Trench F	2.0	0.005	29.6	2250	480	0.225	0.048
SE-164	Trench F	2.0	<0.005	16.1	1865	196	0.187	0.020
SE-165	Trench F	2.3	0.025	156.0	1765	749	0.177	0.075
SE-166	Trench F	2.0	0.008	59.0	3370	613	0.337	0.061
SE-167	Trench F	2.0	<0.005	12.3	1525	295	0.153	0.030
SE-168	Trench F	3.0	<0.005	23.0	2150	717	0.215	0.072
SE-169	Trench F	2.6	0.005	83.8	2580	1935	0.258	0.194

Note: Trench C not sampled due to shafts making access unsafe.

The Company has applied for the necessary permits and is planning a 1200 meter diamond-core drill program in 2004.

2. The Atocha Property

The Atocha Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On September 18, 2003, the Issuer signed the Sales Agreement with General Mineral Corporation (GMC), as described earlier, to purchase Compania Minera General Minerals Bolivia S.A. (CMGMB), its Bolivian subsidiary whose principal asset is the Property.  The aggregate purchase price on closing is summarized as follows:

(a)

4,000,000 common shares of the Corporation issued to GMC;

(b)

4,000,000 common share purchase warrants issued to GMC, each warrant entitling GMC to acquire one common share of the Issuer for a period of two years upon payment of an exercise price per share equal to 110% of the closing price of the common shares of the Issuer on the day before the date upon which Sales Agreement is entered into, such exercise price being $1.05 per share; and

(c)

A cash payment of US$ 50,000 to GMC to cover 2003 Property expenses.

The Closing Date was December 23, 2003.

Location

The Atocha property is situated in the Department of Cochabamba, Province of Arque, Canton of Colcha, in western Bolivia.  The center of the Property is at latitude 66 20’E and longitude 17 50’S.  The Property is located 100km south southwest of Cochabamba and 90km east of Oruro.

The Property covers a total of 12,175 hectares along a 18 kilometer strike length of the silver bearing formation. The Company controls 12,175 hectares of which 6,400 hectares are owned directly, 850 are optioned from a third party and 4925 hectares are held in trust on behalf of the Company.  The following table summarizes the land tenure:

TITLE	CONCESSION	OWNER	CLAIM NUMBER	CANTON	CUADRICULAS	AREA
						(Hectares)

Option	LOS MANGALES-II	PEDRO RIVERO VACAFLORES	9347	COLCHA	34	850

Owned	AMIGOS	C.M.G.M.B (1)	9288	COLCHA	48	1,200
Owned	ARGENTITA	C.M.G.M.B	10844	ARQUE	12	300
Owned	ARGENTITA II	C.M.G.M.B	11831	ARQUE	2	50
Owned	LA PLATA	C.M.G.M.B	10843	ARQUE	50	1,250
Owned	LA PLATA II	C.M.G.M.B	11807	ARQUE	2	50
Owned	CANDELARIA	C.M.G.M.B	10841	ARQUE	50	1,250
Owned	PATILLA	C.M.G.M.B	13387	ARQUE	52	1,300
Owned	MILOJA	C.M.G.M.B	13386	ARQUE	40	1,000
Trust	Esperanza	F.Malbran (2)	22290	Arque	197	4,925

				TOTAL	487	12,175

Notes: (1) C.M.G.M.B. refers to Compania Minera General Minerals Bolivia S.A. which was acquired by the Company on Dec 23, 2003. It has subsequently been renamed Empresa Minera Atocha S.A. (2) Mr. Malbran has acquired the concession in his name and holds it in trust for the Company.

The Issuer is aware of third party claims underlying approximately 2% of the Property that, if valid, may have priority over the Issuer’s interests in those portions of the Property.

Accessibility, Climate, Infrastructure and Topography

The Property is accessible by four-wheel drive vehicle from either Cochabamba located 100km north northeast of the Property or Oruro located 90km west of the Property.  In the dry season the Property is accessed from Cochabamba, to the town of Arque via paved and gravel roads and from Arque to the Colcha following a seasonal gravel road on the Argue river flood plain and by a gravel road from Colcha to the Property.  During the wet season (December through March) the Property is accessed from Oruro via Bolivar via a gravel road.  Travel time from Cochabamba to the Property in the dry season is three hours and from Oruro in the wet season is four hours.

The climate is generally quite mild.  In winter, it typically freezes at night with daytime highs of –10 degrees C; whereas, in the summer, the temperatures at night drop to 5-10 degrees with daytime highs in the 20’s.  The climate at lower elevations on the Property is milder.  Rain and snow are infrequent winter events; however, during summer months, heavy rainstorms, sometimes with hail or sleet, are a daily occurrence.  The month of January receives an average of 110mm of moisture with the minimum monthly average of 0.9mm in June.  The average annual precipitation is approximately 700mm.

The villages of Khapy Khasa and Abra Khasa are located on the Property and can provide a modest semi-skilled labor force.  Support services and a qualified mining labor force are available in Cochabamba and Oruro.

Currently, there is little infrastructure on the Property; however, the Property has several potential connections to the national power grid which is located approximately 20km from the Property.  A 10,000 volt, single phase, line services Arque 6km north of the Property and a 30,000 volt three phase line that used to supply power to Cerro Grande is live to within 10 km of the Property.  Several high-pressure natural gas pipelines pass within 20km of the Property.

The topography on the Property is very rugged.  Elevation on the Property ranges from 3,800m to 4,000m.

History

The silver mineralization at Atocha was discovered and mined during Spanish Colonial times.  More modern exploitation likely dates to the early part of the 20th Century, but there is little evidence of any substantial exploration or exploitation within the past 50 years.  The last known exploitation was during the 1960's, when the veins were exploited at a rate of 1 to 2 tonnes per month.

The silver-bearing vein mineralization was mined in the past by underground methods.  It appears that the highest-grade mineralization was targeted, and in the absence of significant dumps outside of the known workings, the vein mineralization was most likely taken in its entirety to a nearby smelter facility.

GMC, through its Bolivian Subsidiary Compania Minera General Minerals Bolivia S.A., acquired the Property in 1998 and commenced a systematic exploration program including geological mapping, limited SP geophysical surveys, construction of new exploration tunnels, underground and surface channel sampling, surveying, and limited metallurgical testing. The pace of work increased dramatically during 1999, as high-grade silver mineralization discovered during 1998 became the target of a new phase of underground development and diamond drilling.

From 1999 to 2002, exploration focused on identifying the continuity of the Manto Cloruro (Carmen Area) mineralized zone, both horizontally by driving adits, drifts and crosscuts and vertically by underground diamond drilling and the excavation of sub-levels at successively higher elevations. The principal objective, of the exploration was to outline a resource and to identify the continuity of the grade of the silver mineralization within the manto (a mineralized zone contained within and concordant with the host sandstone).  During this period, approximately 566m of underground development was completed in the southernmost area of mineralization identified in the Carmen area, including the main “A-10" adit at an elevation of 3,280m.  The A-10 access and haulage adit had advanced 195m in a N10W direction along the footwall of the manto-form mineralization.  From the A-10 adit, 5 principal crosscuts were driven to intercept the manto, at distances of 45, 55, 100, 140, and 180m from the portal.  Each of these crosscuts intersected the manto, which varies between one and three meters in true width, dips to the southwest at 60 degrees, and contains silver grades ranging up to 3,411.8gpt over a true width of 3.0m.  The principal silver minerals identified include tetrahedrite, cerargerite, argentite/acanthite and native silver.

A second major underground excavation is a sill drive (a tunnel driven within the mineralization) along the Manto Cloruro at the same elevation as the A-10 adit.  This drive followed the manto at the 3,280m level for approximately 95m, from the 180 crosscut in the north, to approximately 15m south of the 100 crosscut in the south.  At its southern extremity, the manto has been offset approximately 20m to the southeast, where its continuity to the south has been confirmed by short crosscuts trending east from the A-10 adit.  Surface exploration traced the manto south for an additional 50m.  Underground diamond drilling intersected the manto 20m north and 69m above the 180 crosscut in the winze and in the old adit 60m above the winze at the same elevation.  Surface exploration determined that the manto continues to the north, where previous historical small-scale mining was carried out approximately 50m north of the present north end of the A-adit, and at an elevation of approximately 100m higher.

Three partially developed sub-levels, at elevations of 7, 14 and 21m above the sill drive, followed the Manto Cloruro above the 3,280m elevation A-10 level.  The bulk of the material sent to the processing plant had been extracted from these sub-levels, which tested the continuity of the grade of mineralization above the A-10 level.

A total of 65 underground diamond drill holes were completed on the Property by Cia. Minera General Minerals de Bolivia prior to the Company’s involvement in the project; the majority of the holes were less than 10m long.  The holes were drilled with a light air powered drill to help define the margins of the mineralization in the stopes and on the sub-levels.

Ten holes were drilled from a station completed at the 140m crosscut on the A-10 level.  The drill pattern encompasses the area in which test mining was carried out and measures approximately 200m horizontally by 50m vertically.

Condor Area (PM-3 Adit & PM-7 Adit):

The Condor Iquina area was explored by two adits developed by CMGMB prior to the Company’s involvement with the project.  The first adit, PM-3, is oriented N80E and directed towards the Condor mineralization.  Its primary objective was to intersect the disseminated mineralization 50m, down-dip from the historic Condor Iquina workings.  A second objective of the adit was to intersect, below the Condor openings, the structural feeders for the high-grade silver mineralization.  By March 30, 1999, the adit had progressed to the vicinity of the target area, 135 meters from the portal.  The portal for a second adit, PM-7, is located 257m southeast of PM-3, in the vicinity of anomalous silver values obtained from surface sampling.  This adit is oriented sub parallel to PM-3.  The principal objective of PM-7 is to intersect mineralized structures noted in the surface mapping and to determine if other porous sandstone units host disseminated style mineralization.

Silver mineralization was intersected in the PM-3 adit.  Sampling by CMGMB in the historic Condor workings returned assays of up to 891.41g/t silver over 1.8m, providing the impetus for driving the adit.  A 1.92 meter long vertical chip sample on an advancing face of the PM-3 adit, 167.7m from the portal and 39m vertically below the historic Condor workings, intersected silver mineralization grading 3,533 g/t.  Follow-up horizontal channel samples were taken along the adit wall from 165.5 to 171.5m from the portal.  The samples at this location were taken perpendicular to the fracture orientation and returned 365.1 g/t silver over 6m.

In May 1999, further, limited follow-up of the Condor area PM-3 adit mineralization was carried out.  A total of 33m of underground development were completed, resulting in the following assay results:

Sample number	Length (meters)	Silver (gpt)	Silver (opt)
45912	0.76	540.7	17.4
45914	1.2	1879.3	60.4
45917	0.95	216	6.9
50323	1.55	1075.3	34.6
50970	1.5	1803.3	58
50972	1.5	624.4	20.1
50973	2.2	772.6	24.8

Silver mineralization was also intersected in the PM-7 adit.  Assays from seven channel samples (45860-65 and 45874) representing the first 13m of the adit, returned 407.1g/t silver.

Follow-up exploration at the Condor area PM-3 and PM-7 adits was then halted in favour of focussing efforts on the Carmen A-10 adit area, which includes the historic Carmen adit, located approximately 1.4km to the south of the PM-7 adit.

Carmen Area (A-10 Adit):

Initial work at the Carmen area focussed on the existing, historic Vizcarra adit, which was located to provide access to the E-W Santa Isabel vein, a target for historic, small-scale mining efforts in Spanish Colonial times.  Work in 1999, included re-establishing the portal entrance to the Vizcarra adit and other, small exploration adits located nearby.  These additional adits provided access to manto-style, sandstone-hosted silver mineralization that was extracted by artisan methods, primarily for the silver chloride mineral cerargyrite (or chlor-argerite).

The Santa Isabel vein was chip sampled by CMGMB during early 1999 and locally produced some results consisting of mixed silver, copper, lead and zinc sulphides.  This mineralization is exposed in a short decline and returned 8,619.5 g/t silver, 10.7% copper, 1.5% zinc and 518 g/t indium over 0.75m.

Further excavation of the decline to a depth of 30m below the Carmen access adit level extended the vein mineralization to depth.  At a depth of 26m below the adit level, a 3.02m face channel sample taken by CMGMB, representing a true width of 1.75m, returned 1,276g/t silver.

Concurrent with exploration on the Santa Isabel vein CMGMB discovered a number of small access adits at the south end of the Carmen workings. The A-7 adit (52m south of Vizcarra) and the A-9 adit (80m to the south) were the site of historic workings where sandstone-hosted, disseminated silver chloride mineralization was mined from the Manto Cloruro.  Chip samples collected by CMGMB from the fractured sandstones in the A-7 and A-9 adits during the First Quarter of 1999, returned the following assays:

Adit	Sample No.	Length (metres)	Silver (gpt)
A-9	50054	0.6	705.6
A-9	50055	1.85	136.7
A-9	50056	1.3	499.9
A-9	50057	0.9	243.3
A-7	50058	2.1	223.1
A-7	50059	0.7	246
A-7	50060	2.02	145.7
A-7	50061	1	590.6
South of A-7	50062	1	256.7

In May 1999, CMGMB focused its exploration efforts on the Carmen area in light of the silver mineralization discovered in new crosscuts and old stopes within the Manto Cloruro, in the Carmen South area.  The Manto, known by its historic name as the Manto Cloruro was exposed within an area of 130m horizontally by 70m vertically and was found to have a true thickness ranging from 0.8m to 3.0m and a dip of 60 degrees to the west.  During detailed surface geological mapping the manto was identified a further 70m south of the southern most limits of the underground workings.

A new adit, designated the A-10 adit, was collared to intersect the manto mineralization approximately 70m vertically beneath the lowermost historic workings.  Approximately 140m from the portal the adit intersected high-grade silver mineralization.  This mineralization represents the down-dip extension of the historic mineralization and returned 3,411.8g/t silver over a true width of 3.0m.  The sample included three separate zones of mineralization with weakly mineralized rock between each zone and extended approximately 10cm beyond the mineralization.  The upper zone of mineralization is the most highly mineralized and includes continuous channel sample grades up to 15,447.5g/t silver over a true thickness of 0.69m.

South of the A-10 adit, along the southern extension of the manto, small, historic workings and surface geochemical values in the range of 600g/t silver indicate the mineralization is open to the south.  The platform for a second adit, the A-11, located approximately 75m south, and 50m below the elevation of the A-10 adit was established.  This adit was destroyed a landslide and is no longer available.  Additionally, anomalous silver and base metals values have been obtained from outcrops in a small gorge on strike of the mineralized Manto Cloruro and approximately 150m south of the A-10 portal.

A total of 65 underground diamond drill holes have been completed on the Property, the majority of the holes were short, up to 10m long.  The holes were drilled with a light air powered drill to help define the margins of mineralization mapped in the stopes and on the sub levels.  All but ten of these holes were analyzed in CMGMB’s laboratory on the Property.  This analytical work was qualitative in nature and was for internal use only.  A total of 10 underground diamond drill holes were completed and assayed at the independent laboratory of Bondar Clegg in Oruro, Bolivia.  The manto has been identified in all but one of the ten drill holes, suggesting continuity of the mineralized horizon.  The grade of the manto intersected in the drill holes varies from a few hundred grams to 0.95 kilograms per tonne over widths of from 0.8 to 2.1m.

The following table presents the results of significant assays returned from channel samples taken by CMGMB of the mineralized manto exposed underground and intersected in diamond drilling within the 200 by 50m block described above.  If more than one sample comprised the intercept, the samples were averaged and the width reduced to the observable true width of the manto.  In the case of the drill holes intersections one-meter assays have been averaged and the whole reduced to a true width based on the known dip and strike of the manto.

Intersection No.	Manto Intersection Type	Easting	Northing	Elevation (meters)	Silver (gpt)	True Width (meters)

1	combined channel samples	778,123.9	8,020,133.7	3,294.1	1,302.0	1.4
2	combined channel samples	778,123.1	8,020,139.4	3,293.9	593.7	1.0
3	combined channel samples	778,122.7	8,020,141.3	3,294.3	807.3	1.0
4	combined channel samples	778,121.5	8,020,143.3	3,293.3	614.5	1.2
5	combined channel samples	778,121.8	8,020,145.2	3,294.3	336.5	1.0
6	combined channel samples	778,122.0	8,020,147.3	3,293.8	645.8	1.0
7	combined channel samples	778,122.0	8,020,135.0	3,287.3	2,367.9	2.0
8	combined channel samples	778,123.9	8,020,125.4	3,287.5	668.0	1.8
9	combined channel samples	778,121.1	8,020,131.1	3,286.9	3,556.4	1.2
10	combined channel samples	778,121.1	8,020,133.0	3,287.3	1,372.4	1.0
11	combined channel samples	778,115.8	8,020,165.4	3,286.7	52.2	1.6
12	combined channel samples	778,115.7	8,020,163.8	3,286.9	3.8	1.5
13	combined channel samples	778,115.2	8,020,162.0	3,287.0	262.9	1.3
14	combined channel samples	778,117.0	8,020,160.0	3,287.5	557.4	1.8
15	combined channel samples	778,118.0	8,020,156.0	3,287.5	918.1	1.6
16	combined channel samples	778,117.0	8,020,154.0	3,287.5	470.6	1.6
17	combined channel samples	778,129.1	8,020,094.0	3,279.8	1,158.1	1.0
18	combined channel samples	778,129.5	8,020,096.5	3,279.5	439.4	0.8
19	combined channel samples	778,127.8	8,020,099.1	3,280.4	671.7	1.2
20	combined channel samples	778,120.2	8,020,119.1	3,279.3	516.6	1.5
21	combined channel samples	778,120.5	8,020,121.3	3,279.4	565.1	0.8
22	combined channel samples	778,120.1	8,020,123.1	3,280.1	2,134.4	1.6
23	combined channel samples	778,119.4	8,020,125.0	3,280.0	629.7	1.8
24	combined channel samples	778,118.2	8,020,126.8	3,279.4	1,823.1	1.0
25	combined channel samples	778,118.0	8,020,130.9	3,280.5	630.8	1.0
26	combined channel samples	778,117.2	8,020,132.9	3,280.2	2,103.9	2.0
27	combined channel samples	778,117.2	8,020,138.8	3,279.3	1,631.0	1.6
28	combined channel samples	778,116.7	8,020,144.3	3,279.5	589.4	0.7
29	combined channel samples	778,115.4	8,020,154.2	3,279.7	448.6	0.4
30	combined channel samples	778,110.7	8,020,164.2	3,279.6	422.6	0.7
31	combined channel samples	778,117.2	8,020,136.0	3,279.3	3,645.2	1.8
32	Diamond Drill Hole	778,149.0	8,020,033.8	3,259.7	420.6	0.8
33	Diamond Drill Hole	778,118.2	8,020,167.1	3,296.5	146.4	0.7
34	Diamond Drill Hole	778,097.9	8,020,134.7	3,256.9	608.8	1.2
35	Diamond Drill Hole	778,132.8	8,020,102.7	3,293.2	777.1	1.0
36	Diamond Drill Hole	778,123.7	8,020,112.6	3,287.3	463.4	1.4
37	Diamond Drill Hole	778,128.7	8,020,108.1	3,285.4	895.7	1.8
38	Diamond Drill Hole	778,125.9	8,020,151.8	3,298.1	393.3	0.8
39	Diamond Drill Hole	778,127.4	8,020,138.3	3,298.5	955.9	2.1
40	Diamond Drill Hole	778,139.6	8,020,139.8	3,310.5	345.5	0.7
41	combined channel samples	778,109.4	8,020,171.0	3,278.6	644.7	2.6
42	combined channel samples	778,113.2	8,020,134.8	3,278.6	4,283.5	2.9
43	combined channel samples	778,113.2	8,020,132.8	3,278.6	3,270.9	2.9
44	combined channel samples	778,142.8	8,020,194.3	3,342.8	1,532.2	3.1
45	combined channel samples	778,140.8	8,020,193.3	3,338.8	784.6	1.3
46	combined channel samples	778,125.3	8,020,098.2	3,278.6	540.0	1.9
47	combined channel samples	778,152.5	8,020,080.4	3,317.2	335.4	1.5
48	combined channel samples	778,151.5	8,020,075.4	3,318.2	1,381.9	1.2
49	combined channel samples	778,150.5	8,020,070.4	3,319.2	225.7	1.3

2004 Activities

Since acquiring the project on December, 23, 2003 the Company has conducted a program oriented at verifying results obtained by CMGMB, compiling all existing data and identifying new drill targets. It has also updated all permits required to conduct its exploration activities.

The Company has also leased a small portion of its Los Amigos concession within the Carmen zone to Minera Vicuña S.A., a local mining company. Minera Vicuña is restricted to an 80 meter section of the ore body. It is currently producing approximately 200 tonnes of material per month. Minera Vicuña pays the Company an eight percent net smelter return royalty.

The Company is implementing a 2000 meter diamond-core drill program which will be completed in the second and third Quarters of 2004.

3. The Flor de Loto Property

The Flor de Loto Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On December 15, 2003, the Issuer entered into an option-to-purchase agreement with Sociedad Minera Flor de Loto (SMFL), the owner of the Flor de Loto project. By the terms of this agreement, the Issuer must make the following payments to SMFL:

Due Date	Cash Payment (U.S. Dollars)	Status

December 15, 2003	$5,000	Paid
December 15, 2004	$10,000
December 15, 2005	$15,000
December 15, 2006	$25,000
December 15, 2007	$30,000
December 15, 2008	$500,000
	$585,000

The Company must also pay a 2.7 percent Net Smelter Return royalty on all production from the Property

Location

The Flor de Loto project consists of 1000 hectares of mineral concession located in Lima Department, Peru, which is approximately 150 miles northeast of the City of Lima.

Accessibility, Climate, Infrastructure and Topography

The property is located at an altitude of 3700 meters in mountainous topography. Access is generally good over paved and dirt roads. Infrastructure is limited although lodging is available at a small town nearby.

History

Prior work at Flor de Loto has been limited to a series of prospect pits and trenches developed by SMFL. SMFL had conducted a small rock-chip sampling program which indicated anomalous high assay values of silver, copper and lead.

SMFL approached the Company’s consultants to determine its interest in the property. The Company’s consultants conducted a review of all existing information and a four-day field trip to the property. Reconnaissance rock-chip sampling confirmed the presence of anomalously high quantities of silver, copper and lead.

The Company considers the property to be a “grass-roots” or early stage prospect.

2004 Activities

The Company intends to limit 2004 activities to surface exploration consisting of geologic mapping, trenching and geochemical sampling. No drilling activities are planned.

4. The Estrella Property

The Estrella Property is without known reserves and the work is exploratory in nature. The Issuer’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On May 5, 2004 the Issuer entered into an option-to-purchase agreement with JVL Exploration Ltd., the owner of the Estrella Property. By the terms of this agreement, the Issuer must make the following payments to JVL Exploration:

Due Date	Cash Payment (U.S. Dollars)	Status

May 5, 2004	$7,000	Paid
May 5, 2005	$10,000
May 5, 2006	$15,000
May 5, 2007	$25,000
May 5, 2008	$40,000
May 5, 2009	$500,000

The Company must also pay JVL Exploration a 1.7 percent Net Smelter Return royalty.

Location, Accessibility, Climate, Infrastructure and Topography

The project consists of 400 hectares and is located 465 kilometers southeast of Lima. It is accessible by good roads. Elevations range from 4000 to 4500 meters. The topography is undulating with rolling hills. There are no nearby towns and camp facilities are required.

History

Prior work at Estrella has been limited to a series of prospect pits and trenches developed by JVL. JVL had conducted a small rock-chip sampling program which indicated anomalous high assay values of silver and copper.

JVL approached the Company’s consultants to determine its interest in the property. The Company’s consultants conducted a review of all existing information and a four-day field trip to the property. Reconnaissance rock-chip sampling confirmed the presence of anomalously high quantities of silver and copper.

The Company considers the property to be a “grass-roots” or early-stage prospect.

2004 Activities

The Company intends to limit 2004 activities to surface exploration consisting of geologic mapping, trenching and geochemical sampling. No drilling activities are planned.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 12/31/2003, and 12/31/2002 should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

During Fiscal 2003, the Issuer raised $1,470,000 through the sale of shares.

The Issuer continued to work on its mineral properties in Mexico and Boliva as described earlier in this document in 4.D. Property, Plant and Equipment. The Issuer also entered into an agreement to purchase property in Peru.

Results of Operations

Three Months Ended 3/31/2004 vs. Three Months Ended 3/31/2003

The Issuer had a net loss of ($133,823) for the fiscal quarter ended 3/31/2004 as compared to a net loss of ($127,078) for the fiscal quarter ended 3/31/2003.

The Issuer received royalty revenue of $9,222 from a part of its Atocha property, which was leased to a local contractor. The acquisition of the Atocha property occurred at the end of Fiscal 2003 and consequently there was no royalty revenue for the comparable prior period. Accounting and legal costs were up significantly over the prior comparable quarter due mainly to legal costs related to the transition of ownership of the Atocha property and other legal costs indirectly related to the acquisition.  The Issuer incurred higher expenses for investor relations and transfer agent filing fees as a result of its listing on the TSX Venture Exchange. Office and sundry expenditures also increased significantly for the first quarter of 2004 over 2003. However, the costs incurred in the first quarter of 2004 for these expenses were similar to those incurred in the fourth quarter of 2003. The main reason for the increase over the prior comparable quarter was that the President was newly retained and had not had time to set up an office.

The Issuer spent less on property examination costs during the quarter ended 3/31/2004 as compared to the prior comparable quarter but this was more than offset by capitalized exploration expenditures on the Atocha and La Esperanza projects.  The Issuer property examination expenditures for the quarters ended 3/31/2004 and 3/31/2003 are as follows:

Property Examination Expenses	Quarter Ended 3/31/04	Quarter Ended 3/31/03

Assay	$96	Nil
Geologist & Field Costs	$18,967	$42,675
Office & Travel	$3,233	$16,433

Fiscal 2003 Ended 12/31/2003 vs. Fiscal 2002 Ended 12/31/2002

The Issuer had a net loss of ($836,842) for the fiscal year ended 12/31/2003 as compared to a net loss of ($211,749) for the fiscal year ended 12/31/2002. This represented an increase of 295% and was due to a significantly higher level of business activity that began during Fiscal 2003.

From Fiscal 2000 until Fiscal 2003, the Issuer was inactive. On September 30, 2002, a new President was appointed and about one year later (May 14, 2003) the name of the Issuer was changed to Esperanza Silver Corporation. At this time, the Issuer received subscriptions for a private placement of 2.1 million (as described earlier in this document) units and executed a formal agreement to acquire the Esperanza property in Mexico. Later in the year the Issuer acquired all of the outstanding shares of Compania Minera General Minerals (Bolivia) S.A., a wholly owned subsidiary of General Minerals Corporation, an unrelated public company. By acquiring this company, the Issuer obtained a 100% interest in the Atocha Property, located in Bolivia. On December 15, 2003, the Issuer singed an option-to-purchase agreement for the Flor de Loto project located in Peru.

This level of business activity necessitated higher expenses in all categories of operations. The most significant increases occurred in the categories of:

a.

Accounting and legal: up $54,676

b.

Consulting fees: up $101,192

c.

Investor relations: up $25,512

d.

Office and sundry: up $26,449

e.

Property examination costs: up $155,652

f.

Stock based compensation: up $157,585

g.

Transfer agent and regulatory fees: up $53,825; and,

h.

Shareholder communications: up $15,064

Accounting and legal fees increased due to the two private placements, as described earlier, which occurred during Fiscal 2003 and because of the Issuer’s purchase of Compania Minera General Minerals (Bolivia) S.A.

Consulting fees increased because of funds paid to the new President, William Pincus, for his services.

Investor relations costs increased because of the activity in conjunction with the two private placement financings which raised $1,470,000. These activities included meetings with prospective shareholders and the preparation of materials required for these meetings.

Office and sundry increased because of the additional expenses required for the higher level of business activity described above.

Property examination costs were a direct result of the acquisition of the Esperanza, Antioch and Flor de Loto properties.

Regarding the increase in the category of stock based compensation, during the year ended December 31, 2003, the Issuer granted 1,150,000 options with exercise prices of $0.25 and $0.75 per share and expiry dates of August 18, 2008 and September 1, 2008.  Under the fair value based method of accounting for stock-based compensation, compensation cost was recognized on the fully vested 780,001 stock options granted to employees and non-employees during the fiscal year.

Transfer agent and regulatory fees increased by virtue of the activities surrounding the issuance of 7,342,200 common shares throughout the fiscal year ended December 31, 2003.

A higher level of shareholder communications was also required because of the need to disseminate information to shareholders pertaining to the new activities and because of the greater number of shareholders resulting from the private placement financings.

Fiscal 2002 Ended 12/31/2002 vs. Fiscal 2001 Ended 12/31/2001

During Fiscal 2002 Esperanza had no operations. Its only source of revenue was interest income earned from funds on deposit that were derived from an earlier financing as described Item 4.A above. Esperanza’s expenditures during Fiscal 2002 were costs to maintain a public company in good standing and to evaluate potential business assets or properties. During Fiscal 2002, the Issuer did examine mineral properties in Mexico, but none were purchased. Esperanza spent $80,249 in these efforts. Public company costs incurred were audit and legal fees, transfer agent fees, exchange listing fees, regulatory filing fees, and the costs of printing and mailing quarterly reports and annual general meeting materials to shareholders. No salaries or fees were paid to any officers or directors and no third party fees were paid for third party investor relations. The Issuer did pay $3,500 per month to Quest Management Corp., a company related by virtue of a director in common. (Robert Quartermain). This monthly fee covers accounting and bookkeeping services, preparation and filing of quarterly financial statements, services relating to regulatory matters, management fees, storage of corporate records, telephone answering service, and miscellaneous clerical and office services.

Interest income was $16,119 for Fiscal 2001 as compared to $3,969 for Fiscal 2002. The higher interest income for the earlier fiscal year was due to a higher cash position resulting from the warrant exercise, which occurred in January of 2001.

Esperanza incurred a loss of ($211,749) or ($0.01) per share for the fiscal year ended December 31, 2002 as compared to a loss of ($70,248) or ($0.00) per share for the fiscal year ended December 31, 2001.

Fiscal 2001 Ended 12/31/2001 vs. Fiscal 2000 Ended 12/31/2000

As was the case during Fiscal 2002, the Issuer had no operations during Fiscal 2001 or Fiscal 2000. The only source of revenue during Fiscal 2001 was the interest earned on the funds received from the exercise of warrants which occurred during January 2001. ($615,000 received from the exercise of the warrants resulting in interest income in the amount of $16,119.) The only source of revenue during Fiscal 2000 was the interest earned on the funds received from the private placement which occurred during Fiscal 1999 as described earlier Item 4.A. ($758,500 received from the private placement resulting in interest income in the amount of $8,972.)

Esperanza incurred a loss of ($70,248) or ($0.005) per share for the fiscal year ended December 31, 2001 as compared to a loss of ($101,684) or ($0.01) for the fiscal year ended December 31, 2000. The difference was attributable to higher interest income earned during Fiscal 2001. Also, costs were higher during Fiscal 2000 due to the reorganization of the Issuer.

Liquidity and Capital Resources

Fiscal Quarter Ended 3/31/2004

As of March 31, 2004, the Issuer had working capital in the amount of $989,294. Exploration and administrative expenditures were partially funded by cash generated by the exercise of share purchase warrants in the amount of $187,000.

Cash used for Operating Activities during the quarter was ($211,911) including the loss for the period of ($133,823). Changes in non-cash balances relating to operations were increases in the asset categories of “GST and other receivables” and “prepaid expenses”.  The term “GST” refers to a “goods and services tax” levied in the province of British Columbia. This tax is rebated to non-residents of British Columbia. The higher level of business activity of William Pincus, President of the Issuer, resulted in a higher level of GST tax rebate resulting from GST taxes paid by Mr. Pincus. The royalty revenue obtained from that portion of the Atocha Property that was leased to a local contractor caused the increase, resulting from “other receivables”. The category of “prepaid expenses” increased primarily because of two expenses. The Issuer prepays the President’s health insurance and also prepays exhibitor fees at the various trade shows that it attends throughout the year. The liability category of “accounts payable and accrued liabilities” decreased because of the Issuer’s stronger cash position as compared to the prior period.

The cash provided from Financing Activities in the amount of $187,011 was the result an exercise of share purchase warrants from an earlier private placement as described earlier in “Financings”.

Cash used for Investing Activities consisted of office equipment purchased for the President in the amount of $4,383 and mineral property costs in the amount of $127,985.

Fiscal 2003 Ended 12/31/2003

As at December 31, 2003, the Issuer had working capital of $1,068,475 as compared to working capital of $439,885 at December 31, 2002. The increase in working capital was due to the financings described earlier, which occurred during Fiscal 2003. Cash and cash equivalents of $1,107,812 receivables of $35,638 and prepaid expenses in the amount of $20,833 represented the current asset position at December 31, 2003.

During Fiscal 2003, the Issuer sold 3,240,000 common shares for proceeds of $1,470.000.

Cash used for Operating Activities during Fiscal 2003 was ($648,014) including the net loss for the fiscal year of ($836,842). The adjustment for the fiscal year was stock based compensation in the amount of $157,585. Significant changes in non-cash balances relating to operations were an increase in prepaid expenses in the amount of ($20,833) and an increase in accounts payable and accrued liabilities in the amount of $51,310. The asset increase was the result of a stronger cash position and the increase in the liability was due to the greater level of business activity described earlier in this document.

Cash Used for Investing Activities during Fiscal 2003 totaled ($286,914) which consisted of expenditures on the Issuer’s mineral properties in the amount of ($76,672) and the cash consideration paid and other costs of the business combination pertaining to the acquisition of Compania Minera General Minerals (Bolivia) S.A. in the amount of ($210,242).

Cash Provided by Financing Activities during Fiscal 2003 was $1,470,000 and consisted of the cash received for the issuance of common shares as described earlier in this document.

Fiscal 2002 Ended 12/31/2002

As at December 31, 2002, the Issuer had working capital of $439,885. Of this amount, cash represented $440,357.

During this fiscal year the Issuer sold no common shares.

Cash Used for Operating Activities during Fiscal 2002 was ($213,005) including the net loss for the fiscal year of ($211,749). The only adjustments for the fiscal year were: an increase in receivables in the amount of ($10,743) and an increase in accounts payable in the amount of $9,487.

There were no investing activities and no financing activities during Fiscal 2002.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred. Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized as development costs.

Under Canadian GAAP, stock options granted to employees and non-employees prior to January 1, 2002 are accounted for as capital transactions when the options are exercised. Subsequent to January 1, 2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method. Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended December 31, 2003, particularly Note 7 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

      --- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Issuer capitalizes mineral property acquisition/exploration/development costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition, exploration and development costs have been acquired for cash and/or common shares.  The Issuer performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Issuer had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

5/01/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment
William J. Pincus	President, CEO, Director	50	September 30, 2002
Brian E. Bayley (1)(2)	Director	51	December 14, 1999
Michael H. Halvorson (1) (2)	Director	59	April 8, 2003
Robt. A. Quartermain(1) (2)	Director	49	September 30, 2002
Kim Casswell	Corporate Secretary	47	April 2, 2004
William Bond	V. P. Exploration	52	August 1, 2003

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

Member of the Compensation Committee

______________________________________________________________________________

William Pincus (President, CEO and Director): Mr. Pincus has over 25 years of industry experience. He holds the designation of Certified Profession Geologist. Most recently he was the “Vice President of Sunshine Mining Company, an unrelated public company, where he oversaw the development of the 155 million ounce (measured and indicated resource) Pirquitas silver deposit.  Previously, Mr. Pincus was the Executive “Vice President of the mining consultancy Pincock, Allen and Holt, Inc. Prior experience includes time with FMC Gold (now called Meridian Gold) and Atlas Corporation where he was involved in the successful exploration and acquisition of various precious metal projects.  He graduated from the University of Colorado with a B.A. in geology in 1975 and the Colorado School of Mines with a M.Sc. in geology and an M.Sc. in mineral economics in 1981 and 1986 respectively.

Robert Quartermain (Director): Mr. Quartermain is the President and a director of Silver Standard Resources Inc., an unrelated public company. From 1976 to 1982, he worked for the Geological Survey of Canada and in private industry on mapping and exploration programs.  Mr. Quartermain also worked for Teck Corp, an unrelated public company, before becoming president of Silver Standard Resources Inc. in 1985. Since 1985, Mr. Quartermain has been involved as a director and/or officer of a number of public resource companies including currently Iamgold Corporation and Western Copper Mining Corporation, both unrelated public companies. He graduated in 1977 from the University of New Brunswick with a B.Sc. in geology, and from Queen’s University in 1981 with an M.Sc. in mineral exploration.

Brian Bayley (Director): Mr. Bayley is President and Chief Executive Officer of Quest Capital Corp. a merchant bank that provides financial services to small and mid-cap companies operating primarily in North America. Quest Capital Corp.’s principal business is to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate and manufacturing. He is currently President and Director of Quest Management Corp. a management company that is wholly-owned by Quest Capital Corp., since December 1996. Quest Management Corp. provides various consulting, administrative, management and related services to publicly traded companies.

Michael Halvorson (Director): Michael Halvorson is President of Halcorp Capital Ltd., a private investment company.  He has 35 years of experience in the financial markets.  In addition to his directorship with the Issuer, he is a director of several other publicly traded Canadian natural resource companies including Quest Capital Corp. Western Silver Corporation, Orezone Resources, Inc. and Gentry Resources Ltd.

William Bond (Vice President of Exploration): Mr. Bond has been the Principal Geologic Consultant for the Issuer since October 2002 and was appointed a Vice President on August 1, 2003. He holds the designation of Professional Geologist. Mr. Bond has been involved with precious metals exploration and production for the past 26 years.  Previous positions held include Mines Operations Geologist for Homestake Mining Company, an unrelated public company; Chief Geologist for Asamera Minerals (U.S.) Inc., an unrelated public company; and, Chief Geologist for Sunshine Mining & Refining Company, Inc., an unrelated public company. Mr. Bond has been involved in the discovery and exploration of several major mineral deposits including the West Chance silver deposit at the Sunshine Mine and the Pirquitas deposit. Mr. Bond earned a B.A. in geology from Winona State University and an M.S. in geology from the South Dakota School of Mines and Technology.

Kim Casswell (Corporate Secretary): Ms. Casswell has been the Corporate Secretary since April 2, 2004. She has held administrative positions with public companies listed on both the TSX Venture Exchange and the Toronto Stock Exchange since 1990.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2003 ended 12/31/2003 was $148,841, paid to William Pincus, the President of the Issuer.

Summary Compensation Table

                                                      Long-Term

                                                     Compensation

                        Annual Compensation

                                                   Awards     Payouts

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.

William Pincus, President	2003	$148,841	Nil	Nil	400,000	Nil	Nil	Nil
	2002	$47,649	Nil	Nil	Nil	Nil	Nil	Nil

Michael Halvorson,	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Brian Bayley, Director	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Robert Quartermain,	2003	Nil	Nil	Nil	200,000	Nil	Nil	Nil
Director	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

William Bond, V.P.	2003	Nil	Nil	Nil	50,000	Nil	Nil	Nil
	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Kim Caswell,	2003	Nil	Nil	Nil	40,000	Nil	Nil	Nil
Corporate Secretary	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Table No. 7

Stock Option Grants in Fiscal 2003 Ended 12/31/2003

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

William Pincus	400,000	32.%	$0.25	8/18/2003	8/18/2008	$0.35

Michael Halvorson	200,000	16.%	$0.25	8/18/2003	8/18/2008	$0.35

Brian Bayley	200,000	16.%	$0.25	8/18/2003	8/18/2008	$0.35

Robert Quartermain	200,000	16.%	$0.25	8/18/2003	8/18/2008	$0.35

William Bond	50,000	4%	$0.75	9/01/2003	9/01/2008	$0.70
Kim Casswell	40,000	3%	$0.58	5/06/2004	5/06/2009	$0.58

Consultants	60,000	8%	$0.75	9/01/2003	9/01/2008	$0.70

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2003 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2003

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No Stock Options Were Exercised During Fiscal 2003 by Senior Management/Directors

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  1,230,000 stock options have been granted and none were exercised during Fiscal 2003 or Fiscal 2004 to date. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2003 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Robert Quartermain, Michael Halvorson and Brian Bayley. The Audit Committee met once during Fiscal 2003.

The Issuer has a Compensation Committee, which recommends to the Board of Directors the amount of compensation paid to the officers of the Issuer and then subsequently reviews this compensation. The current members of the Compensation Committee are: Robert Quartermain, Michael Halvorson and Brian Bayley.

6.D.  Employees

As of 5/01/2004, the Issuer had no employees only independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 7 lists, as of 5/01/2004, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares, and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	William Pincus (1)	1,110,000	4.8%
Common	Michael Halvorson (2)	867,000	3.8%
Common	Brian Bayley (3)	200,000	0.9%
Common	Robert Quartermain (4)	600,000	2.6%
Common	William Bond (5)	50,000	0.2%
Common	Kim Casswell (6)	40,000	0.2%
	Total Directors/Management 5% Holders	2,867,000	12.5%

(1)

Of these shares 400,000 are represented by currently exercisable share purchase options and 30,000 are represented by currently exercisable share purchase warrants.

(2)

Of these shares 200,000 are represented by currently exercisable share purchase options and 185,000 are represented by currently exercisable share purchase warrants.

(3)

Of these shares 200,000; are represented by currently exercisable share purchase options;

(4)

Of these shares 200,000 are represented by currently exercisable share purchase options;

(5)

Of these shares 50,000 are represented by currently exercisable share purchase options; and,

(6)

Of these shares 40,000 are represented by currently exercisable share purchase options;

# Based on 22,604,865 shares outstanding as of 5/15/2004

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on April 1, 2003. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Issuer’s stock option program are to (a) promote a proprietary interest in the Issuer among the officers, directors and employees of the Issuer and its affiliates, (b) retain and attract the qualified officers, directors and employees the Issuer requires, (c) provide a long-term incentive element in overall compensation, and (d) promote the long-term profitability of the Issuer.

The Plan provides that stock options may be granted to service providers for the Issuer.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer.  The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) options may be exercisable for a maximum of five years from grant date;

(c) options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(d) options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) options to acquire no more than 10% of the issued shares of the Issuer may be granted to any insiders in any 12-month period;

(g) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(i) in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 10 as of 5/15/2004, as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

William Pincus	400,000	$0.25	8/18/2003	8/18/2008

Michael Halvorson	200,000	$0.25	8/18/2003	8/18/2008

Brian Bayley	200,000	$0.25	8/18/2003	8/18/2008

Robert Quartermain	200,000	$0.25	8/18/2003	8/18/2008

William Bond	50,000	$0.75	9/01/2003	9/01/2008

Kim Casswell	40,000	$0.58	5/06/2004	5/06/2009

Consultants	60,000	$0.75	9/01/2003	9/1/2008

Total Officers/Directors      1,090,000

Total Employees/Consultants      60,000

Total Officers/Directors/Etc. 1,150,000

______________________________________________________________________________

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 6/01/2004, the Issuer’s shareholders’ list showed 22,604,865 common shares outstanding and 3,837 registered shareholders.  The Issuer has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 552 holders of record" resident in Canada, 3,267 “holders of record" resident in the USA, and 18 “holders of record” resident elsewhere.

The Issuer has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Issuer believes that it has approximately 4500 beneficial owners of its common shares.

7.A.3.  Control of the Company  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements.   No Disclosure Necessary

7.B.  Related Party Transactions

On March 1, 2000, the Issuer entered into a Services Agreement with Quest Management Corp. (“Quest”), a private company related by virtue of a director in common. (Brian Bayley). Under this agreement, the Issuer pays Quest a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During Fiscal 2003 incurred $42,000 plus expense reimbursements (2002 - $42,542) for services provided by Quest and at December 31, 2003, the Issuer owed Quest $3,907 (2002 - $3,831) for the unpaid portion of these amounts. An additional fee of $6,000 was paid to Quest for assistance with administrative services related to private placement financings.

The Issuer also has a consulting agreement with its President, William Pincus, for U.S.$7,625 per month plus health insurance benefits. During Fiscal 2003 the Issuer paid $148,841 (2002 - $47,649) in consulting fees and health insurance benefits for its President and advanced him $5,588 for travel expenses. At December 31, 2003, the Issuer owed Mr. Pincus  $9,855 (2002 – Nil) for the unpaid portion of these amounts.

Indirect Payments to William Pincus, President

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

At 12/31/2003 $9,855 was owed to Mr. William Pincus for consulting services. This amount is unsecured, non-interest bearing, and has no fixed terms of repayment

Other than as disclosed above, there have been no transactions since 12/31/2003, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel   --- No Disclosure Necessary ---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of De Visser Gray, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2003/2002 Ended December 31st

  Fiscal 2001/2000 Ended December 31st

Unaudited Financial Statements:

  March 31, 2004

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada, under the symbol "EPZ".  The Issuer applied for listing on the TSX Venture Exchange on began trading on the TSX Venture Exchange on August 18, 2003.

Table No. 13 lists the high and low sales prices on the TSX Venture Exchange for the last six months, last three fiscal quarters, and last fiscal year.

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Table No. 13

TSX Venture Exchange (formerly the Canadian Venture Exchange)

And Toronto Stock Exchange (TSE)

Common Shares Trading Activity

- Sales -

 Canadian Dollars

Period	High	Low

Month Ended 05/31/04	$0.70	$0.50
Month Ended 04/31/04	$0.88	$0.60
Month Ended 03/31/04	$1.05	$0.84
Month Ended 02/28/04	$1.27	$0.81
Month Ended 01/31/04	$1.18	$0.96
Month Ended 12/31/03	$1.50	$1.00

Fiscal Year Ended 12/31/2003	$1.70	$ 0.40

Fiscal Quarter Ended 03/31/04	$1.27	$0.81
Fiscal Quarter Ended 12/31/03	$1.68	$0.95
Fiscal Quarter Ended 09/30/03	$1.17	$ 0.40

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9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are 100 million common shares authorized. As of June 1, 2004 a total of 22,604,865 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s constating documents.

Computershare Trust Company of Canada (located at 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefor.

Upon liquidation, dissolution or winding up of the Issuer, holders of common shares are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or the Issuer's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

Table No. 14 lists, as of 5/18/2004, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.  As of 5/18/2004, the Issuer was aware of 56 holders of its 6,731,000 share purchase warrants, 49 of whom were resident in Canada, 3 offshore and 4 in the United States.  These warrants were issued in conjunction with two private placements and the purchase of a total of 7,314,000 common shares.

Table No. 14

Share Purchase Warrants Outstanding

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Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
12/23/2003	4,000,000	4,000,000	$1.05	$1.05	12/31/2005
11/24/2003	1,177,200	1,174,000	$1.25	$1.50	11/24/2004
08/18/2003	2,140,000	1,557,000	$0.40	$0.40	08/18/2005

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9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

          --- No Disclosure Necessary ---

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 12/31/2003, 12/31/2002, and 12/31/2001, there were 100,000,000 common shares without par value authorized.  At 12/31/2003, there were 21,900,065 common shares issued and outstanding.  As of 12/31/2002 and 12/31/2001 there were 14,557,865 common shares issued and outstanding.

During the last five years, less than 10% of the capital has been “paid for” with assets other than cash other than the 4,000,000 shares, which were issued to General Mineral Corporation for the purchase of Atocha Property.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

--- No Disclosure Necessary ---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

--- Refer to Table No. 8 and Table No. 10. ---

10.A.6.  History of Share Capital

The Issuer has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

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Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 1999	Private Placement	82,000,000	$758,00
Fiscal 2000	Nil
Fiscal 2001	Exercise of Share Purchase Warrants	4,100,000	$615,000
Fiscal 2002	Nil
Fiscal 2003	Issued for property option Private Placement Private Placement Issued for acquisition	25,000 2,140,000 1,100,000 4,000,000	$6,250 $535,000 $935,000 $4,200,000
Fiscal 2004 (YTD)	Exercise of Share Purchase Warrants Exercise of Share Purchase Options	468,000	$187,011

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10.A.7.  Resolutions/Authorizations/Approvals

--- No Disclosure Necessary ---

10.B.  Memorandum and Articles of Association

Objects and Purposes

The Articles of Incorporation place no restrictions upon the type of business that the Company may engage in.

Disclosure of Interest of Directors,

Part 15 of the Articles

15.1 A Director who is, in any way, directly or indirectly interested n a proposed contract or transaction with the Issuer or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created to conflict with his duty or interest as a Director shall declare the nature and extent of his interest in such contract or transaction or of the conflict or potential conflict with his duty and interest as a Director, as the case may be, in accordance with the provisions of the Company Act.

15.2 A Director shall not vote in respect of any such contract or transaction with the Issuer in which he is interested and if he shall do so his vote shall not be counted, buy he shall be counted in the quorum present at the meeting at which such vote is taken.  Subject to the provisions of the Company Act, the foregoing prohibitions shall not apply to:

a.

any such contract or transaction relating to a loan to the Issuer, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or any part of the loan;

b.

any contract or transaction made or to be made with, or for the benefit of an affiliated corporation of which a Director is a director or officer;

c.

determining the remuneration of the Directors;

d.

purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors under Section 152 of the Company Act; or,

e.

the indemnification of any Director by the Issuer under Section 152 of the Company Act.

These exceptions may from time to time be suspended or amended to any extent approved by the Issuer in general meeting and permitted by the Company Act, either generally or in respect of any particular contract or transaction ore for any particular period.

15.3 A Director may hold any office or place of profit with the Issuer (other than the office of auditor or the Issuer) in conjunction with his office of Director for such period and on such terms (as to remuneration or otherwise) as the Directors may determine and no Director or intended Director shall be disqualified by his office from contracting with the Issuer either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, and, subject to compliance with the provisions of the Company Act, no contract or transaction entered into by or on behalf of the Issuer in which a Director is in any way interested shall be liable to be voided by reason thereof.

15.4 Subject to compliance with the provisions of the Company Act, a Director or his firm may act in a professional capacity for the Issuer (except as auditor of the Issuer) and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

15.5 A Director may be or become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Issuer may be interested as a shareholder or otherwise, and, subject to compliance with the provisions of the Company Act, such Director shall not be accountable to the Issuer for any remuneration or other benefits received by him as director, officer or employee of, or from his interest in, such other corporation or firm, unless the Issuer in general meeting otherwise directs.

Powers and Duties of Directors

Remuneration of Directors

Part 14 of the Articles

14.1. The directors shall manage or supervise the management of the affairs and business of the company and shall have the authority to exercise all such powers of the company as are not, by the Company Act or by the memorandum or these articles, required to be exercised by the company in general meeting.

14.2. The directors may from time to time, by power of attorney, appoint any person to be the attorney of the company for such purposes, and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the directors under these articles and excepting the powers of the directors relating to the constitution of the Board and of any of its committees and the appointment or removal of officers and the power to declare dividends) and for such period, with such remuneration and subject to such conditions as the directors may think fit, and any such appointment may be made in favor of any of the directors or any of the members of the company or in favor of any corporation, or of any of the members, directors, nominees or managers of any corporation, firm or joint venture and any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit.  Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretion for the time being vested in him.

Borrowing Powers of Directors,

Part 8 of the Articles

8.1. The directors may from time to time authorize the company to:

(a) borrow money in such manner and amount, on such security,

    from such sources and upon such terms and conditions as they in their absolute discretion think fit;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets of the company,

    both present and future.

8.2. Any bonds, debentures or other debt obligations of the company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the company, appointment of directors or otherwise and may by their terms be assignable free from any equities between the company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

8.3. The Issuer shall keep or cause to be kept within the Province of British Columbia in accordance with the Company Act a register of its debentures and a register of debenture holders, which registers may be combined, and, subject to the provisions of the Company Act, may keep or cause to be kept one or more branch registers of its debenture holders at such place or places as the Directors may from time to time determine and the Directors may by resolution, regulation or otherwise make such provisions as they think fit respecting the keeping of such branch registers, provided that any such branch register kept within British Columbia shall be kept by a trust company registered under the Trust Company Act (British Columbia).

8.4. Every bond, debenture or other debt obligation of the Issuer shall be signed manually by at least one Director of officer of the Issuer or by or on behalf of a trustee, registrar, branch registrar, transfer agent or branch transfer agents for the bond, debenture or other debt obligation appointed by the Issuer under  which the bond, debenture or other debt obligation is issued or by or on behalf of a trustee who certifies it in accordance with a trust indenture and any additional signatures may be printed or otherwise mechanically reproduced thereon and, in such event, a bond, debenture or other debt obligation so signed is as valid as if signed manually notwithstanding that the person whose signature is so printed or mechanically reproduced shall have ceased to hold the office that he is stated on such bond, debenture or other debt obligation to hold at the date of the issue thereof.

Remuneration of Directors

Part 12.2 of the Articles

13.2. The remuneration of the directors as such may from time to time be determined by the directors or if the directors shall so decide, by the members. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the company as such who is also a director. The directors shall be repaid such reasonable traveling, hotel and other expenses as they incur in and about the business of the company    and if any director shall perform any professional or other services for the company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board, or, at the option of such director, by the company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he may be entitled to receive.  The directors, on behalf of the company. unless otherwise determined by ordinary resolution, may pay a gratuity, pension or allowance on retirement to any director who has held any salaried office or place of profit with the company or to his spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Required Ownership of Capital by Directors

Part 12.3 of the Articles

12.3. A director shall not be required to hold a share in the capital of the company as qualification for his directorship.

Dividend Rights

Part 20 of the Articles

20.1  The Directors may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any member.  No dividend shall be paid otherwise than out of funds and/or assets by the Directors as to the amount of such funds or a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive.  The Issuer may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Issuer or any other corporation or in any one or more such ways as may be authorized by the Issuer or the Directors and where any difficulty arises with regard to such a distribution by the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any members are entitled shall be made to any members on the basis of th value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

20.2  Any dividend declared on shares of any class or series by the Directors may be made payable on such date as is fixed by the Directors.

20.3  Subject to the rights of members (if any) holding shares with special rights as to dividends, all dividends on shares of any class or series shall be declared and paid according to the number of such shares held.

20.4  The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Issuer may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Issuer or be invested in such investments as the Directors may from time to time think fit.  The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

20.5  If several persons are registered as joint holders of any share, any one of them may be given an effective receipt for any dividend, bonuses or other moneys payable in respect of the share.

20.6  No dividend shall bear interest against the Issuer. Where the dividend to which a member is entitled includes a fraction of a cent, such fraction shall be disregarded in making payment thereof and such payment shall be deemed to be payment in full.

20.7  Any dividend, bonuses or other moneys payable in cash in respect of shares may be paid by cheque or warrant sent through the post directed to the registered address of the holder, or in the case of joint holders, to the registered address of that one of the joint holders who is first named on the register, or to such person and to such address as the holder or joint holders may direct in writing.  Every such cheque or warrant shall be made payable to the order of the person to whom it is sent.  The mailing of such cheque or warrant shall, to the extent of the sum represented thereby (plus the amount of any tax required by law to be deducted) discharge all liability for the dividend, unless such cheque or warrant shall not be paid on presentation or the amount of tax so deducted shall not be paid to the appropriate taxing authority.

20.8    Notwithstanding anything contained in these Articles the Directors may from time to time capitalize any undistributed surplus on hand of the Issuers and may from time to time issue as fully paid and non-assessable any unissued shares, or any bonds, debentures or debt obligations of the Issuer as a dividend representing such undistributed surplus on hand or any part thereof.

Special Rights, Privileges, Restrictions and Conditions

Attaching to Each Class of Shares

Voting Rights and Restrictions of Common Shares.  The Class “A” Voting shares without par value (the “Class “A” Shares”) and the Class “B” Subordinate Voting shares without par value (the Class “B” Shares”) shall have attached thereto the following rights, privileges, restrictions and conditions:

1.

the Class “A” Shares shall carry and the holders thereof shall be entitled to 100 votes per share at all meetings of the members of the Issuer;

2.

the Class “B” Shares shall carry and the holders thereof shall be entitled to one vote per share at all meetings of the members of the Issuer; and,

3.

except as set out in Articles 25.1 (a) and (b), the holders of the Class “A” Shares and the holders of the Class “B”  Shares shall rank equally in all respects and have the same rights and restrictions and, without limitation, shall rank pari passu each with the other as to dividends and to any distribution of the remaining property or assets of the Issuer in the event of liquidation, dissolution or winding up of the Issuer.

Rights/Privileges, Restrictions/Conditions.

Shareholders have no specified rights to share in the profits of the Company and there are no sinking fund provisions or shareholder liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company’s stock can only be altered by a Special Shareholders’ meeting.

Rules pertaining to annual general meetings and extraordinary general meetings of shareholders are described in Sections Nine and Ten of the Company’s Articles. These rules are summarized as follows:

9.1 Subject to any extensions of time permitted pursuant to the Company Act, the first annual general meeting of the Issuer shall be held within fifteen months from the date of amalgamation, or the effective date of a certificate of continuation, and thereafter an annual general meeting shall be held once in every calendar year at such time (not being more than thirteen months after the date that the last annual general meeting was held or deemed to have been held) and place as may be determined by the Directors.

9.2 If the Issuer is, or becomes, a company which is not a reporting company and all the members entitled to attend and vote at an annual general meeting consent in writing to all the business which is required or desired to be transacted at the meeting, the meeting need not be held.

9.3 All general meetings other than annual general meetings are herein referred to as and may be called extraordinary general meetings.

9.4 The Directors may, whenever they think fit, convene an extraordinary general meeting.  An extraordinary general meeting, if requisitioned in accordance with the Company Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Company Act.

9.5 If the Issuer is or becomes a reporting company, advance notice of any general meeting at which any general meeting at which any Director is to be elected shall be published in the manner required by the Company Act.

9.6 A notice convening a general meeting specifying the place, the date, and the hour of the meeting, and, in case of special business, the general nature of that business, shall be given as provided in the Company Act and in the manner hereinafter in these Articles mentioned, or in such other manner (if any) as may be prescribed by ordinary resolution, whether previous notice thereof has been given or not, to such persons as are entitled by law or under these Articles to receive such notice from the Issuer.  Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting, by any member shall not invalidate the proceedings at that meeting.

9.7 All the members of the Issuer entitled to attend and vote at a general meeting may, by unanimous consent in writing given before, during or after the meeting, waive or reduce the period of notice of such meeting and an entry in the minute book of such waiver or reduction shall be sufficient evidence of the due convening of the meeting.

9.8 Except as otherwise provided by the Company Act, where any special business at  general meeting includes considering, approving, ratifying, adopting or authorizing any document or the execution thereof or the giving of effect thereto, the notice convening the meeting shall, with respect to such document, be sufficient if it states that a copy of the document or proposed document is or will be available for inspection by members at the registered office or records office of the Issuer or at some other place in British Columbia designated in the notice during usual business hours up to the date of such general meeting.

Proceedings at General Meetings

10.1 All business shall be deemed special business, which is transacted at:

a.

an extraordinary general meeting other than the conduct of, and voting at, such meeting; and,

b.

an annual general meeting, with the exception of the conduct of, and voting at, such meeting, the consideration of the financial statements and of the respective reports of the Directors and Auditor, fixing or changing the number of directors, the election of Directors, the appointment of the Auditor, the fixing of the remuneration of the Auditor and of the directors and such other business as by these Articles or the Company Act may be transacted at a general meeting without prior notice thereof being given to the members or any business which is brought under consideration by the report of the Directors.

10.2 No business, other than election of the chairman or the adjournment of the meeting, shall be transacted at any general meeting unless a quorum of members, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

10.3 Save as herein otherwise provided, a quorum for the transaction of business at a general meeting shall be two persons present and being, or representing by proxy, members holding not less than one-twentieth of the issued shares entitled to be voted at the meeting.  If there is only one member the quorum is one person present and being, or representing by proxy, such member.  The Directors, the Secretary or, in his absence, an Assistant Secretary, and the solicitor of the Issuer shall be entitled to attend at any general meeting but no such person shall be counted in the quorum or be entitled to vote at any general meeting unless he shall be a member of proxy holder entitled to vote thereat.

10.4 If within half an hour from the time appointed for a general meeting, a quorum is not present, the meeting, if convened by requisition of the members, shall be dissolved; but otherwise it shall stand adjourned to a place on a date and at a time to be fixed by the chairman of the meeting before the adjournment, which shall be not more than two weeks following the date for which the meeting was called, or failing such designation then to the same day in the second week following the meeting at the same time and place, in either case without giving further notice.  If at such adjourned meeting, a quorum is not present within half an hour from the time appointed, the person or persons present and being, or representing by proxy, a member or members entitled to attend and vote at the meeting, shall be a quorum.

10.5 The Chairman of the Board, if any, or in his absence the President of the Issuer or in his absence a Vice-President of the Issuer, if any, shall be entitled to preside as chairman at every general meeting of the Issuer.

10.6 If at any general meeting neither the Chairman of the Board nor President nor a Vice-President is present within fifteen minutes after the time appointed for holding the meeting or is willing to act as chairman, the Directors present shall choose some one of their number to be chairman or if all the Directors present decline to take the chair or shall fail to so choose or if no Director be present, the members present shall choose one of their number to be chairman.

10.7 The Chairman may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.  When a meeting is adjourned for thirty days or more, notice, but no “advance notice”, of the adjourned meeting shall be given as in the case of an original meeting or if so determined by the Directors, by an advertisement published at least once in a daily newspaper in Vancouver, British Columbia, or in the city where the meeting commenced.  Save as aforesaid, it shall not be necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting.

10.8 The chairman may propose or second a motion.

10.9 Subject to the provisions of the Company Act, at any meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless (before or on the declaration  of the result of the show of hands) a poll is directed by the chairman or demanded by at least one member entitled to vote who is present in person or by proxy.  The chairman shall declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, and such decision shall be entered in the book of proceedings of the Issuer.  A declaration by the chairman that a resolution has been carried, or carried unanimously, or by a particular majority, or lost or not carried by a particular majority and an entry to that effect in the book of the proceedings of the Issuer shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

10.10 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded shall not be entitled to a second or casting vote.

10.11 No poll may be demanded on the election of a chairman.  A poll demanded on a question of adjournment shall be taken forthwith.  A poll demanded on any other question shall be taken as soon as, in the opinion of the chairman, is reasonably convenient, but in no event later than seven days after the meeting and at such time and place and in such manner as the chairman of the meeting directs.  The result of the poll shall be deemed to be the resolution of and passed at the meeting at which the poll was demanded.  Any business other than that upon which the poll has been demanded may be proceeded with pending the taking of the poll.  A demand for a poll may be withdrawn.  In any dispute as to the admission or rejection of a vote the decision of the chairman made in good faith shall be final and conclusive.

10.12 Every ballot cast upon a poll and every proxy appointing a proxy holder who casts a ballot upon a poll shall be retained by the Secretary for such period and be subject to such inspection as the Company Act may provide.

10.13 On a poll a person entitled to cast more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way.

10.14 Unless the Company Act, the Memorandum or these Articles otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

Although not expressly enumerated in the Articles, pursuant to Canadian regulations, shareholder ownership must be disclosed by any shareholder who owns more than 10% of the Company’s common stock.

Other Issues

Neither the Company’s memorandum/articles/by-laws nor British Columbia law permit: staggered terms for Directors; cumulative voting; shareholder approval of corporate matter by written consent; the adoption of various “poison pill” measures precluding shareholders from realizing a potential premium over the market value of their shares.  Neither the Company’s memorandum/articles/by-laws nor British Columbia law require retirement or non-retirement of directors under an age limit requirement.

There are no limitations on the rights to own securities.

There is no provision of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company’s common stock.

10.C.  Material Contracts

a.

Consulting Agreement between the Issuer and William J. Pincus dated July 25, 2003

b.

Consulting Agreement between the Issuer and Kim C. Casswell dated May 15, 2004

c.

Consulting Agreement between the Issuer and Mr. Aristides Chavez dated December 1, 2003

d.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003

e.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003

f.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003

10.D.  Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Issuer (a "U.S. Holder") who deals at arm's length with the Issuer, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Issuer and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Issuer unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Issuer was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Issuer at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply, and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Issuer’s auditors for its financial statements for each of the preceding three years was De Visser Gray, Chartered Accountants. Their audit report for Fiscal 2003/2002/2001 is included with the related financial statements in this Registration Statement with their consent.

10.H.  Document on Display    --- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

          --- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          --- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS   --- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 12/31/2003 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

          ---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of De Visser Gray, Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Consolidated Balance Sheets at 12/31/2003 and 12/31/2002

Consolidated Statements of Operations and Deficit for the years ended

   12/31/2003, 2002 and 2001

Consolidated Statements of Cash Flows for the years ended 12/31/2003, 2002 and

   2001

Notes to Consolidated Financial Statements

Unaudited Financial Statements

Consolidated Balance Sheets at 3/31/2004 and 12/31/2003

Consolidated Statements of Operations and Deficit for the Three Months Ended

   3/31/2004 and 2003

Consolidated Statements of Cash Flow for the Three Months Ended 3/31/2003 and

   2003

Notes to Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts:

1.

Consulting Agreement between the Issuer and William J. Pincus dated July 25, 2003

2.

Consulting Agreement between the Issuer and Kim C. Casswell dated May 15, 2004

3.

Consulting Agreement between the Issuer and Mr. Aristides Chavez dated December 1, 2003

4.

Property Sale Agreement between the Issuer and General Minerals Corporation dated September 19, 2003

5.

Assignment Agreement between Esperanza Silver Corporation and Esperanza Silver de Mexico, S.A. de C.V. dated October 1, 2003

6.

Option Agreement between the Issuer and Recursos Cruz Del Sur, S.A. De C.V. dated May 7, 2003

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents: 1. Annual General Meeting Material

Signature Page

Consolidated Financial Statements

(Expressed in Canadian Dollars)

ESPERANAZA SILVER CORPORATION

(formerly RELIANT VENTURES LTD.)

For the Years Ending December 31, 2003, 2002 and 2001

D E  V I S S E R  G R A Y

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Shareholders of Esperanza Silver Corporation

We have audited the consolidated balance sheets of Esperanza Silver Corporation as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for each of the years in the three year period ended December 31, 2003.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three year period then ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 16, 2004

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Consolidated Balance Sheets

(Expressed in Canadian Dollars)

December 31, 2003 and December 31, 2002

2003

2002

ASSETS

Current assets:

Cash and cash equivalents

$

1,107,812

$

440,357

GST, IVA and other receivables

35,638

16,907

Prepaid expenses

20,833

–

1,164,283

457,264

Mineral properties (notes 3 and 4)

6,208,594

–

$

7,372,877

$

457,264

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:

      Accounts payable and accrued liabilities

95,808

         17,379                       .

Shareholders’ Equity:

Share capital (note 5)

6,293,432

823,566

Contributed surplus (note 5)

2,204,160

–

Deficit

(1,220,523)

(383,681)

7,277,069

439,885

$

7,372,877

$

457,264

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

“Brian E. Bayley”

Director

“William Pincus”

Director

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Consolidated Statements of Operations and Deficit

(Expressed in Canadian Dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Operating expenses:
Accounting and legal	$ 61,542	$ 6,975	$ 7,180
Bank charges and interest expense	2,432	855	-
Consulting fees (note 6)	148,841	47,649	3,000
Foreign exchange	15,498	(156)	(3,715)
Investor relations	25,515	-	-
Office facilities and administrative services (note 6)	48,000	42,000	42,000
Office and sundry	26,991	542	526
Property examination costs	235,901	80,249	-
Shareholder communications	36,220	21,156	20,272
Stock based compensation	157,585	-	-
Transfer agent, and regulatory fees	70,273	16,448	16,573
Travel	13,567	-	-
Less: interest income	(5,523)	(3,969)	(15,588)

Net loss	(836,842)	(211,749)	(70,248)

Deficit, beginning of year	(383,681)	(171,932)	(101,684)

Deficit, end of year	$ (1,220,523)	$ (383,681)	$ (171,932)

Loss per share	$ (0.05)	$ (0.01)	$ (0.00)

Weighted average number of shares	15,621,718	14,557,865	14,557,865

See accompanying notes to consolidated financial statements.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Cash provided by (used in):

Operations:
Net loss	$ (836,842)	$ (211,749)	$ (70,248)
Stock-based compensation	157,585	-	-
Changes in non-cash balances relating to operations:
GST and other receivables	69	(10,743)	450
Prepaid expenses	(20,833)	-	-
Accounts payable and accrued liabilities	52,007	9,487	(1,500)
	(648,014)	(213,005)	(71,298)

Investments:
Mineral property costs	(76,672)	-	-
Cash consideration paid and other costs of business combination (note 3)	(210,242)	-	-
	(286,914)	-	-

Financings:
Shares issued for cash	1,470,000	-	615,000
Share issue costs	(6,384)	-	-
Cash acquired in business combination (note 3)	138,767	-	-
	1,602,383	-	615,000

Increase (decrease) in cash and cash equivalents	667,455	(213,005)	543,702

Cash and cash equivalents, beginning of year	440,357	653,362	109,660

Cash and cash equivalents, end of year	$ 1,107,812	$ 440,357	$ 653,362

Supplementary information:

Cash paid for interest	$ -	$ -	$ -
Cash paid for income taxes	-	-	-
Shares and warrants issued on business combination	6,046,575	-	-
Shares issued as cost of share issuance	65,620	-	-
Shares issued for mineral properties	6,250	-	-
			)

See accompanying notes to consolidated financial statements.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2003, 2002 and 2001

1.

Nature of operations

Esperanza Silver Corporation (the “Company”) (formerly Reliant Ventures Ltd.) was formed effective December 1, 1990 by way of amalgamation pursuant to the Company Act (British Columbia).  The Company’s principal business activities include the acquisition, exploration and development of resource properties.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain resources that are economically recoverable.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development, confirmation of the Company’s interest in the underlying claims and leases, and future profitable production or proceeds from the disposition of the mineral properties.

1.

Significant accounting policies

(a)

Basis of presentation and consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) which, except as described at note 7, is in substantial agreement with GAAP in the United States of America as it applies to these financial statements.  They include the accounts of the Company and its wholly-owned subsidiary.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments having original terms to maturity of 90 days or less when acquired.

(c)

Short-term investments

Short-term investments are comprised of investments with maturity dates of greater than three months and less than one year when purchased.  Short-term investments are carried at the lower of cost and market value.

(d)

Equipment

Equipment is recorded at cost less accumulated amortization.  Amortization is provided on a straight-line basis over three to five years, which represents the estimated useful lives of the assets.

(e)

Mineral properties

Exploration and development expenditures incurred prior to the purchase or an option to purchase has occurred, are charged to operations.  Expenditures incurred subsequent to such an event are capitalized and will be amortized on the unit-of-production method when, and if, estimated proven reserves can be determined by independent consulting engineers.  When there is little prospect of further work on a property being carried out by the Company, the deferred costs associated with that property are charged to operations during the period such determination is made.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2003, 2002 and 2001

2.

Significant accounting policies (continued)

(e)

Mineral properties (continued)

The amounts shown for mineral properties represent acquisition costs and exploration costs incurred after the property was acquired or optioned incurred to date, less recoveries and write-offs, and are not intended to reflect present or future values.

(f)

Stock-based compensation

The Company has a stock option plan which is described in note 5(c).

Prior to January 1, 2003, the Company applied the fair value based method of accounting prescribed by CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments”, (“Section 3870”) to stock options and other stock-based payments issued to non-employees on or after January 1, 2002, and applied the settlement method of accounting for stock options granted to employees.  Under the settlement method, no compensation expense is recognized at the time of grant, when the options are granted at market price.  Any consideration paid by employees on the exercise of stock options or purchase of stock is credited to share capital.  The Company provided pro forma disclosure of the fair value of options granted to employees in the notes to the financial statements (note 7(f)).

During 2003, the CICA Accounting Standards Board amended Section 3870 to require entities to account for all stock options granted using the fair value based method, beginning January 1, 2004.  Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.  In accordance with the transitional provisions of Section 3870, the Company has chosen to early-adopt this amendment for all stock options granted on or after January 1, 2003.  Stock options and other stock-based payments issued to non-employees on or after January 1, 2003 continue to be accounted for using the fair value based method.

(g)

Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward.  Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2003, 2002 and 2001

 2.

Significant accounting policies (continued)

(h)

Loss per share

Basic loss per share has been calculated using the weighted average number of common shares issued and outstanding during the period, after giving retroactive effect to the share consolidation that took place in 2002.  Diluted earnings per share is calculated using the treasury stock method.  However, in the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding options and warrants on loss per share would be anti-dilutive.

(i)

Foreign currency translation

Transactions and account balances originally stated in currencies other than the Canadian dollar have been translated into Canadian dollars using the temporal method of foreign currency translation as follows:

*

Revenue and expense items at the rate of exchange in effect on the dates they occur.

*

Non-monetary assets and liabilities at historical exchange rates.

*

Monetary assets and liabilities at the exchange rate in effect at the balance sheet date.

Exchange gains and losses are recorded in operations in the period in which they occur.

(j)

Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of mineral properties and the variables used in the calculation of stock-based acquisition costs and compensation expense.  Actual results could differ from these estimates.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Years ended December 31, 2003, 2002 and 2001

3.

Business combination

Effective December 23, 2003, the Company acquired from General Minerals Corporation all of the outstanding common shares of its wholly-owned subsidiary, Compania Minera General Minerals (Bolivia) S.A. (“GM Bolivia”), a corporation incorporated under the laws of Bolivia, in consideration for the issuance of 4,000,000 shares, priced at $1.00 per share, and 4,000,000 common share purchase warrants.  Each warrant entitles the holder to acquire one common share for $1.05 until December 23, 2005.  The aggregate $2,046,575 in consideration represented by the warrants issued has been measured on a fair value basis utilizing the Black-Scholes option pricing model, with the following assumptions:

Expected dividend yield	0%
Expected stock price volatility	97%
Risk-free interest rate	3.0%
Expected life of warrants	2 years
Weighted average fair value of warrants	$0.50

The Company also paid US$153,000 in cash consideration in connection with the acquisition.

This transaction was accounted for using the purchase method, with the cost of the acquisition allocated to the identifiable assets of GM Bolivia based on the aggregate fair value of the consideration paid, as follows:

Net assets acquired:

Cash and cash equivalents

$

138,767

Net non-cash working capital

(7,622)

Atocha mineral property, at carrying amount in the accounts

of GM Bolivia

*2,669,123

Excess fair value allocation

3,456,549

6,125,672

$

6,256,817

Consideration given for net assets acquired:

Common shares issued

$

4,000,000

Common share warrants issued

2,046,575

Cash consideration (US$153,000)

202,570

Deferred costs incurred on acquisition

7,672

$ 6,256,817

* based on a translation of the carrying amount of the Atocha Property in the accounts of  GM Bolivia, denominated in the Bolivian currency translated into American dollars then into Canadian dollars, on the date of the business combination.

                       _________             _

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Year ended December 31, 2003, 2002 and 2001

4.

Mineral Properties

The continuity of expenditures on mineral properties is as follows:

	Mexico	Bolivia	Peru	Total

Balance, December 31, 2002, 2001 and 2000	$-	$-	$-	$-

Acquisition Costs and option payments	28,185	6,125,672	6,591	6,160,448

Exploration and Development:
Assays	2,336	-	-	2,336
Field costs	517	-	-	‘517
Geological studies	30,853	-	-	30,853
Mapping and surveying	8,540	-	-	8,540
Travel food and accommodation	4,205	-	-	4,205
Property tax	1,695	-	-	1,695

Balance, December 31, 2003	76,331	6,125,672	6,591	6,208,594

(a)

Esperanza Property

The Company entered into an option agreement with Recursos Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire a 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico.  The exercise price of the option is US$2,000,000 plus-value added tax payable in Mexico, and the issuance of 170,000 shares of the Company. The schedule for payments and the issuance of shares is as follows:

Date due	Cash payment	Shares to be issued	Status
On signing of agreement	US $15,000	25,000	Paid / issued
On first anniversary of agreement	US $15,000	25,000	-
On second anniversary of agreement	US $25,000	40,000	-
On third anniversary of agreement	US $25,000	40,000	-
On forth anniversary of agreement	US $25,000	40,000	-
On fifth anniversary of agreement	US $1,895,000	‘’’’’’’’’’-	-
Total	US $2,000,000	170,000

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Year ended December 31, 2003, 2002 and 2001

4.

Mineral Properties (cont.)

The Company is also required to spend an aggregate of US$225,000 on exploration within the first two years of the agreement. (Refer to the table of Continuity of Expenditures).

(b)

Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination described at note 3.  The Atocha property is subject to maintenance payments of US$74,000 in 2004, required to complete the acquisition of the 850-hectare Los Mangales concession, title to which will then be transferred directly to the Company’s Bolivian subsidiary.  The vendor also received a 1.5% Net Smelter Returns (“NSR”) royalty on the minerals produced from this property.  The Company, at its option, can purchase the royalty for US$202,000.

(c)

Flor de Loto

The Flor de Loto project is located in Lima Department, Peru approximately 150 northeast of Lima.

The property consists of two concessions totalling 1000 hectares. On December 15 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. The Company must make the following payments to maintain its option:

Due Date

Cash Payment

Status

On signing

US$

     5,000

completed

1st Anniversary

US$

  10,000

2nd Anniversary

US$

  15,000

3rd Anniversary

US$

  25,000

4th Anniversary

US$

  30,000

5th Anniversary

US$

500,000

US$	585,000

In addition, the property owners will retain a 2.7% NSR. The Company has no annual work or spending commitments and can abandon the property at any time without penalty.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Year ended December 31, 2003, 2002 and 2001

5.

Share Capital

 (a)

Authorized:

100,000,000 common shares without par value

(b)

Issued and outstanding:

Number of shares

Stated Value

Balance, December 31, 2000

10,457,865

$     208,566

Exercise of warrants

4,100,000

             615,000

Balance, December 31, 2002 and 2001

14,557,865

823,566

Shares issued for property option (note 4(a))

25,000

6,250

Shares issued on private placement

2,140,000

535,000

Shares issued on second private placement

1,100,000

935,000

Shares issued as agent’s fees on second placement

77,200

65,620

Shares issued on acquisition of Atocha Property (note 3)

4,000,000

4,000,000

Less: share issuance costs

      (72,004)                       .

Balance, December 31, 2003

21,900,065

$

6,293,432

On August 18, 2003 the Company closed a private placement of 2,140,000 units at a price of $0.25 each for gross proceeds of $535,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional share at a price of $0.40 until August 18, 2005.

On November 22, 2003 the Company closed a private placement of 1,100,000 units at a price of $0.85 each for gross proceeds of $935,000.  Each unit consisted of one common share and one common share purchase warrant entitling the holder to purchase an additional common share at a price of $1.25 until November 22, 2004 and $1.50 until November 22, 2005.

(c)

Options

The Company adopted a share option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (“the Exchange”).  The maximum aggregate number of shares that may be reserved for issuance under the Plan is limited to 10% of the issued common shares of the Company.

The Plan has been approved by the Exchange and the shareholders of the Company at its annual and extraordinary general meeting of shareholders held on May 14, 2003.

	Number Outstanding	Exercise Price	Number Vested	Expiry Date
Balance, December 31, 2002, 2001 and 2000	-
Options granted August 18, 2003	1,000,000	$0.25	730,000	08/18/08
Options granted September 1, 2003	150,000	$0.75	50,001	09/01/08

Balance, December 31, 2003	1,150,000		780,001

130,000 options with an exercise price of $0.25 will vest on August 18, 2004.

140,000 options with an exercise price of $0.25 will vest on August 18, 2005.

50,001 options with an exercise price of $0.75 will vest on September 1, 2004.

49,998 options with an exercise price of $0.75 will vest on September 1, 2005.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Year ended December 31, 2003, 2002 and 2001

5.

Share Capital (cont.)

(a)

Warrants

	Number outstanding	Exercise price	Expiry date
$
Warrants	2,140,000	0.40 (i)i	08/18/05
	1,100,000	1.25 (ii)	11/22/04
		1.50 (	11/22/05
	4,000,000	1.05 (iii)	12/23/05
7,240,000

(i)

Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005, but if the closing price for 20 consecutive trading days after December 19, 2003 exceeds $0.70 per share then the warrant must be exercised by the holder within 14 days of written notice thereof from the Company or they will terminate

(ii)

Each warrant entitles the holder to purchase a further share at a price of $1.25 until November 22, 2004 and $1.50 until November 22, 2005 but if the closing price for more than 20 consecutive trading days is greater than $1.75 until November 21, 2004 or $2.00 per share until November 22, 2005, the warrants must be exercised by the holder within 15 days of written notice thereof from the Company or they will terminate.

(iii)

Refer to note 3.

(a)

Stock-based compensation and contributed surplus

During the year ended December 31, 2003, the Company granted 1,150,000 options with exercise prices of $0.25 and $0.75 per share and expiry dates of August 18, 2008 and September 1, 2008.  Under the fair value based method of accounting for stock-based compensation discussed in note 2(f), compensation cost has been recognized on the fully-vested 780,001 stock options granted to employees and non-employees during 2003.

The following assumptions were used in the Black-Scholes option pricing model :

Expected dividend yield

0%

Expected stock price volatility

91%

Risk-free interest rate

3.5%

Expected life of options

5 years

Weighted average fair value of options

$

0.20

Based on these inputs, the Company recorded stock-based compensation expense of $157,585 in 2003 which, together with the $2,046,575 associated with the fair value of the warrants issued, has been credited to contributed surplus.  Refer also to note 3.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Year ended December 31, 2003, 2002 and 2001

6.

Related party transactions

On March 1, 2000, the Company entered into a Services Agreement with Quest Management Corp.  (“Quest”), a private company related by virtue of a director in common.  Under this agreement, the Company pays Quest a fee of $3,500 per month plus expenses for office space, supplies, and accounting services.  During the current year the Company incurred $42,000 plus expense reimbursements (2002 - $42,542, 2001 - $42,398) for services provided by Quest and at December 31, 2003, the Company owed Quest $3,907 (2002 - $3,831, 2001 - $3,760) for the unpaid portion of these amounts which is included in accounts payable and accrued liabilities.  An additional fee of $6,000 was paid to Quest for assistance with administrative services related to private placement financings.

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits.  During the year the Company paid $148,841 (2002 - $47,649) in consulting fees and health insurance benefits for its President and advanced him $5,588 for travel expenses.  At December 31, 2003, the Company owed him $9,855 (2002 - $Nil) for the unpaid portion of these amounts.

ESPERANZA SILVER CORPORATION

(formerly Reliant Ventures Ltd.)

Notes to Consolidated Financial Statements

(Expressed in Canadian Dollars)

Year ended December 31, 2003, 2002 and 2001

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Mineral Exploration Costs

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures may be deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off.  Under U.S. GAAP, all exploration expenditures must be expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following items (a) to (f) provides a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

	December 31,
	2003	2002	2001
	$	$	$

a) Assets
Deferred Property Costs

Deferred property costs following Canadian GAAP	6,208,594)	-	-
Less deferred property costs	(6,208,594)	-	-
Deferred property costs following U.S GAAP	-	-	-

b) Operations

Net loss following Canadian GAAP	(836,842)	(211,749)	(70,248)
Deferred property costs expensed under U.S. GAAP	(6,208,594)	-	-
Deferred property costs written-off under Canadian GAAP	-	-	-
Net loss under U.S. GAAP	(7,045,436)	(211,749)	(70,248)

c) Deficit

Closing deficit under Canadian GAAP	(1,220,523)	(383,681)	(171,932)
Adjustment to deficit for deferred costs expensed under U.S. GAAP	(6,208,594)	-	-
Closing deficit under U.S. GAAP	(7,429,117)	(383,681)	(171,932)

d) Cash Flows – Operating Activities

Cash applied to operations under Canadian GAAP	(648,014)	(213,005)	(71,298)
Add net loss following Canadian GAAP	836,842)	211,749	70,248
Less net loss following U.S. GAAP	(7,045,436)	(211,749)	(70,248)
Less deferred property costs written-off under Canadian GAAP	-	-	-
Non-cash exploration costs expensed under U.S. GAAP	5,921,680	-	-
Cash applied to operations under U.S. GAAP	(934,928)	(213,005)	(71,298)

e) Cash Flows – Investing Activities
Cash applied under Canadian GAAP	(286,914)	-	-
Add cash property costs expensed under U.S. GAAP	286,914	-	-
Cash received from (applied to) investing activities under U.S. GAAP	-	-	-

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP) (continued)

OTHER DIFFERENCE BETWEEN CANADIAN AND U.S. GAAP

f)

Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share.  Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations under U.S GAAP, as well as a calculation of loss per share under U.S. GAAP inclusive of the effect of expensing all exploration costs:

	For the years ended December 31,
	2003	2002	2001

Numerator: Net loss for the year under U.S. GAAP	(7,045,436)	(211,749)	(70,248)
Denominator: Weighted-average number of shares under Canadian GAAP	15,621,718	14,557,865	14,557,865
Adjustment required under U.S. GAAP	(519,780)	-	-
Denominator: Weighted-average number of shares under U.S. GAAP	15,101,938	14,557,865	14,557,865
Basic and diluted loss per share under U.S. GAAP	$ (0.47)	$ (0.01)	$ (0.00)

8.

Subsequent Events

The following has occurred during the period subsequent to December 31, 2003:

•

The Company entered into an agreement to acquire an additional 4,925 hectares (12,170 acres) adjacent to its Atocha property in Bolivia.  The Company has no obligations in respect to these concessions other than to pay the annual tax assessments.

•

The Company issued an aggregate of 615,000 shares through the exercise of warrants.

Consolidated Financial Statements (Expressed in Canadian dollars)

ESPERANZA SILVER CORPORATION

ESPERANZA SILVER CORPORATION

Consolidated Balance Sheets – Note 1 Expressed in Canadian Dollars - Unaudited		Schedule A
	March 31,	December
	2004	31, 2003
Assets Current assets: Cash and cash equivalents	$ 950,544	$ 1,107,812
GST, IVA and other receivables	42,443	35,638
Prepaid expenses	45,274	20,833
	1,038,261	1,164,283
Equipment (note 3)	4,383	-
Mineral properties (note 4)	6,336,579	6,208,594
	$ 7,379,223	$ 7,372,877
Liabilities and Shareholders’ Equity Current liabilities: Accounts payable and accrued liabilities	$ 48,829	$ 72,145
Taxes payable	138	23,663
	48,967	95,808
Shareholders’ equity Share capital (note 5)	6,480,442	6,293,432
Contributed surplus	2,204,160	2,204,160
Deficit	(1,354,346)	(1,220,523)
	7,330,256	7,277,069
	$ 7,379,223	$ 7,372,877

See accompanying notes to consolidated financial statements. Approved by the Board of Directors:

Signed: “Brian E. Bayley”

 Director

Signed: “William Pincus”

 Director

ESPERANZA SILVER CORPORATION

Consolidated Statements of Operations and Deficit – Note 1

Schedule A Expressed in Canadian Dollars - Unaudited

		Three months ended March 31
	2004	2003
Royalty revenue	$ 9,222	$ -
Operating Expenses: Accounting and legal	31,540	1,540
Bank charges and interest expense	985	-
Consulting fees	37,304	38,898
Foreign exchange	(606)	3,810
Investor relations	23,188	-
Office facilities and administrative services	10,500	10,500
Office and sundry	9,497	571
Property examination costs	22,296	59,108
Shareholder communications	1,270	11,055
Stock based compensation	-	-
Transfer agent and regulatory fees	5,471	2,132
Travel	3,241	1,165
Less: interest income	(1,641)	(1,701)
	143,045	127,078
Loss for the period	(133,823)	(127,078)
Deficit, beginning of period	(1,220,523)	(383,681)
Deficit, end of period	$ (1,354,346)	$ (510,759)
Basic and diluted loss per share	$0.01	$0.01
Weighted average number of shares outstanding	22,204,732	14,557,865

See accompanying notes to consolidated financial statements.

ESPERANZA SILVER CORPORATION

Consolidated Statements of Cash Flow – Note 1

Schedule A Expressed in Canadian Dollars - Unaudited

		Three months ended March 31
	2004	2003
Cash provided by (used for): Operating activities: Loss for the period	$ (133,823)	$ (127,078)
Changes in non-cash working capital balances: GST and other receivables	(6,805)	(5,281)
Prepaid expenses	(24,442)	-
Accounts payable and accrued liabilities	(46,841)	(9,764)
	(211,911)	(142,123)
Investing activities: Purchase of capital assets	(4,383)	-
Mineral property costs	(127,985)	-
	(132,368)	-
Financing activities:
Shares issued for cash	187,011	-
	187,011	-
Increase/ (decrease) in cash	(157,268)	(142,123)
Cash, beginning of period	1,107,812	440,357
Cash, end of period	$ 950,544	$ 298,234

See accompanying notes to consolidated financial statements.

ESPERANZA SILVER CORPORATION NOTES TO FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

(Unaudited)

1.

Basis of Presentation:

The accompanying financial information does not include all disclosure required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004. These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies as the annual financial statements of the Company, except for the item described in note 2. Accordingly, these financial statements should be read in conjunction with the 2003 annual financial statements and notes.

2.

New accounting policy:

Asset retirement obligations

Effective January 1, 2004 the Company has adopted the new CICA Handbook Section 3110, for asset retirement obligations. As at March 31, 2004, the Company estimates the present value of costs relating to future site restoration and abandonment to be nil. The Company has made no provision for site restoration costs or potential environmental liabilities as all properties are still in the exploration stage. Factors such as further exploration and development and changes in government regulations may materially change this cost estimate.

3.

Equipment:

March 31, December 31,

2004

2003

(unaudited)

Accumulated

Net Book

Net Book

Cost

Depreciaton

Value

Value

Equipment

$

4,383 $

- $

4,383 $

The Company purchased office equipment during the first quarter of fiscal 2004 in the amount of $4,383.

ESPERANZA SILVER CORPORATION NOTES TO FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

(Unaudited)

4. Mineral properties:

At March 31, 2004 the mineral property costs for the Compnay's projects consisted of:

	Mexico	Bolivia	Peru	Total
Acquisition costs and option payments	$ 28,185	$ 6,125,672	$ 6,591	$ 6, 1 60,448
Assays	2,850		-	2,850
Field costs	3,471	1,460	-	4,931
Geological studies	68,389	15,346	-	83,735
Mapping and surveying	13,938	14,175	-	28,113
Travel, food and accomodation	19,072	3,479	-	22,551
Property taxes	12,577	21,374	-	33,951
	$ 148,482	$ 6,181,506	$ 6,591	$ 6,336,579

At December 31, 2003, the mineral property costs for the Company's projects consisted of:

	Mexico	Bolivia	Peru	Total
Acquisition costs and option payments	$ 28,185	$ 6,125,672	$ 6,591	$ 6, 1 60,448
Assays	2,336	-	-	2,336
Field costs	517	-	-	517
Geological studies	30,853	-	-	30,853
Mapping and surveying	8,540	-	-	8,540
Travel, food and accomodation	4,205	-	-	4,205
Property taxes	1,695	-	-	1,695
	$ 76,331	$ 6,125,672	$ 6,591	$ 6,208,594

a) Esperanza Property

The Company entered into an option agreement with Recurso Cruz del Sur, S.A. de C.V. (“Recursos”) dated May 7, 2003 whereby it obtained the option to acquire 100% interest, subject to a 3% net smelter royalty, in the Esperanza silver/gold project in Moulas State, Mexico, and the issuance of 170,000 shares of the Company. The schedule for payments and the issuance of shares is as follows:

Date Due	Cash Payment	Shares to be Issued	Status
On signing of agreement	US $15,000	25,000	paid / issued
On first anniversary of agreement	US $15,000	25,000
On second anniversary of agreement	US $25,000	40,000
On third anniversay of agreement	US $25,000	40,000
On fourth anniversary of agreement	US $25,000	40,000
On fifth anniversary of agreement	US $1,895,000	-
	US $2,000,000	170,000

The Company has applied for all necessary drilling permits from the Mexican government in order to complete the recommended drill program. The Company is also required to spend an aggregate of US$225,000 on exploration within the first two years of agreement. On May 7, 2004, the Company made the second payment of US$15,000 to Recrusos and issued the second tranche of shares.

ESPERANZA SILVER CORPORATION NOTES TO FINANCIAL STATEMENTS (Expressed in Canadian Dollars)

(Unaudited)

4. Mineral properties (continued):

a)

Atocha Property

On December 23, 2003, the Company acquired a 100% indirect interest in the Atocha Project concessions, comprising approximately 7,250 hectares located in West Central Bolivia, pursuant to the business combination with Compania Minera General Minerals (Bolivia) S.A. on December 23, 2003. The Atocha property is subject to maintenance payments of US$74,000 in 2004 required to complete the acquisition of 850 hectare Los Mangales concession, title to which will then be transferred directly to the Company’s Bolivian subsidiary. The vendor will also receive a 1.5% Net Smelter Return (“NSR”) royalty in the minerals produced from this property. The Company, at its option, can purchase the royalty for US$202,000.

On March 24, 2004, the Company acquired an additional 4,925 hectares adjacent to its Atocha property in Bolivia. The concessions were acquired directly and have no further obligations other than annual tax assessments which are minimal. Esperanza now controls a total of 12,175 hectares in the area.

b)

Flor del Loto

The Flor del Loto project is located in Lima Department, Peru approximately 150 kilometres northeast of Lima. The property consists of two concessions totaling 1000 hectares. On December 15, 2003, the Company, through its Peruvian subsidiary, signed an option-to-purchase agreement with the owner. Esperanza must make the following payments to maintain its option:

Date Due	Cash Payment	Status
On signing of agreement	US $5,000	paid
On first anniversary of agreement	US $10,000
On second anniversary of agreement	US $15,000
On third anniversay of agreement	US $25,000
On fourth anniversary of agreement	US $30,000
On fifth anniversary of agreement	US $500,000
US $585,000

In addition, the property owners will a 2.7% NSR. Esperanza has no annual work or spending commitments and can abandon the property at any time without penalty.

c)

Estrella

On May 5, 2004 the Company acquired the Estrella project located in Peru. It consists of 400 hectares covering known outcrops of silver and copper bearing sandstones. The Company is also in the process of acquiring, through staking, additional land which surrounds the new concessions. The Company acquired the core concession under an option to puchase agreement with a local prospector. Under the terms of the agreement Esperanza must make the following payments to maintain its option:

ESPERANZA SILVER COPORATION

NOTES TO FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

4.  Mineral properties (continued)

Date Due	Cash Payment	Status

On signing of agreement	US $7,000	Paid
On first anniversary of agreement	US $10,000
On second anniversary of agreement	US $15,000
On third anniversary of agreement	US $25,000
On fourth anniversary of agreement	US $40,000
On fifth anniversary of agreement (final purchase)	US $500,000
US $597,000

The company will also pay a 1.7% NSR on all production. There are no minimum work commitments.

Share capital

a)   Authorized:

100,000 common shares without par value.

b)

Issued and outstanding:

Number of Shares		Stated Value
Balance December 31, 2003	21,900,065	6,293,432
Shares issued on exercise of warrants	468,000	187,011

Balance March 31, 2004	22,368,065	6,480,443

c)

Stock Options:

As at March 31, 2004 the following options are outstanding:

	Number Outstanding	Exercise Price	Number Vested	Expiry Date

Options granted August 19, 2003	1,000,000	$ 0.25	730,000	8/18/2008
Options granted September 1, 2003	150,000	$ 0.75	50,001	9/1/2008

On May 7, 2004, the Company pursuant to the Company’s stock option plan, granted 80,000 stock options exercisable at $0.58 per share for a period of five years to an officer and a consultant of the Company.

ESPERANZA SILVER COPORATION

NOTES TO FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

(Unaudited)

d)

Warrants:

As at March 31, 2004, the following warrants were outstanding:

Number Outstanding	Exercise Price	Expiry Date
532,000	$ 0.40 (i)	08/18/05
1,100,000	$ 1.25 (ii)	11/24/04
	$ 1.50	11/24/05
4,000,000	$ 1.05	12/23/05

(i) Each warrant entitles the holder to purchase one common share at a price of $0.40 until August 18, 2005, but if the closing price for 20 consecutive trading days after December 19, 2003 exceeds Cdn. $0.70 per share the warrant must be exercised by the holder within 14 days of written notice thereof from the Company or they will terminate.

(ii) Each warrant entitles the holder to purchase a further share at a price of $1.25 until November 24, 2004 and $1.50 until November 24, 2005. The share purchase warrants provide that the Company may require their exercise if the closing price for more than 20 consecutive trading days is greater than $1.75 until November 24, 2004 and greater than $2.00 until November 24, 2005.

Subsequent to March 31, 2004, 115,000 warrants were exercised at $0.40 per warrant. On April 28, 2004 3,200 warrants were cancelled and 3,200 shares returned to treasury.

e)

Escrowed Shares:

As at March 31, 2004 there were 1,162,500 shares in escrow.

6.

Related party transactions:

The Company entered into a services agreement with Quest Management Corp. (“Quest”), a company related by virtue of a director in common, dated March 1, 2000. Under the agreement, the Company will pay to Quest a fee of $3,500 per month plus expenses for office space, supplies and accounting services. During the three months ended March 31, 2004, $10,500 (2003 - $10,500) was charged by Quest.

The Company has a consulting agreement with its President for US$7,625 per month plus health insurance benefits. During the three months ended March 31, 2004, the President was paid $37,304 (2003 - $38,898) in consulting fees and health insurance benefits. As at March 31, 2004, the President was advanced $5,053 for travel expenses.

The Company is revising its services agreement with Quest Management Corp. Under the new agreement, Quest will provide office space on a monthly rental but Esperanza will pay directly for office supplies and will pay a consultant directly for accounting services.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

Registrant

Dated:  June 15, 2004      Signed: /s/ Bill Pincus

Bill Pincus,

President and Director

#